

 InvenTrust
Properties

ANNUAL REPORT
2022





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

COMMISSION FILE NUMBER: 001-40896

INVENTRUST PROPERTIES CORP.

(Exact name of registrant as specified in its charter)

Maryland	**34-2019608**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3025 Highland Parkway, Suite 350 Downers Grove, Illinois	**60515**
(Address of principal executive offices)	(Zip Code)

(855)   377-0510
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.001 par value	IVT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of February 1, 2023, there were 67,472,553 shares of the registrant's common stock outstanding.

At June 30, 2022, the aggregate market value of the registrant's common stock, $0.001 par value, held by non-affiliates of the registrant was approximately $1.7 billion (based upon the closing sale price of the common stock on June 30, 2022 on The New York Stock Exchange).

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain information that will be contained in InvenTrust Properties Corp.'s Proxy Statement relating to its 2023 Annual Meeting of Stockholders, which InvenTrust Properties Corp. intends to file no later than 120 days after the end of its fiscal year ended December 31, 2022, and thus these items have been omitted in accordance with General Instruction G(3) to Form 10-K.

INVENTRUST PROPERTIES CORP.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K ("Annual Report"), other than purely historical information, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). These statements include statements about InvenTrust Properties Corp.'s (the "Company") plans, objectives, strategies, financial performance and outlook, trends, the amount and timing of future cash distributions, prospects or future events; and they involve known and unknown risks that are difficult to predict.

As a result, our actual financial results, performance, achievements, or prospects may differ materially from those expressed or implied by these forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "guidance," "predict," "potential," "continue," "likely," "will," "would," "illustrative," and "should" and variations of these terms and similar expressions, or the negatives of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while we consider reasonable based on our knowledge and understanding of the business and industry, are inherently uncertain. These statements are expressed in good faith and are not guarantees of future performance or results. Our actual results could differ materially from those expressed in the forward-looking statements and stockholders should not rely on forward-looking statements in making investment decisions.

Our operations are subject to a number of risks and uncertainties including, but not limited to:

- our ability to collect rent from tenants or to rent space on favorable terms or at all;

- declaration of bankruptcy by our retail tenants;

- the economic success and viability of our anchor retail tenants;

- our ability to identify, execute and complete acquisition opportunities and to integrate and successfully operate any retail properties acquired in the future and manage the risks associated with such retail properties;

- our ability to manage the risks of expanding, developing or redeveloping our retail properties;

- loss of members of our senior management team or other key personnel;

- changes in the competitive environment in the leasing market and any other market in which we operate;

- shifts in consumer retail shopping from brick and mortar stores to e-commerce;

- the impact of leasing and capital expenditures to improve our retail properties to retain and attract tenants;

- our ability to refinance or repay maturing debt or to obtain new financing on attractive terms;

- future increases in interest rates;

- the impact of inflation on us and our tenants;

- our status as a real estate investment trust ("REIT") for federal tax purposes;

- changes in federal, state or local tax law, including legislative, administrative, regulatory or other actions affecting REITs; and

- the risks described under *Part I, Item 1A. - Risk Factors*" and "*Part II, Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations"* ("MD&A"), or identified elsewhere in this report.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements are only as of the date they are made; we do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information, future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

PART I

As used throughout this Annual Report, the terms "Company," "InvenTrust," "we," "us," or "our" mean InvenTrust Properties Corp., its wholly-owned subsidiaries, and its unconsolidated joint venture investments. Unless otherwise noted, all dollar amounts and square feet are stated in thousands, except per share and per square foot amounts. Any references to number of properties, square feet, tenant and occupancy data are unaudited.

Item 1. Business

General

On October 4, 2004, we were incorporated as Inland American Real Estate Trust, Inc., a Maryland corporation, and have elected and operate in a manner to be taxed as a REIT for federal tax purposes. We changed our name to InvenTrust Properties Corp. in April 2015 and are focused on owning, leasing, redeveloping, acquiring and managing a multi-tenant retail platform. On October 12, 2021, the Company's shares of common stock were listed and began trading on the New York Stock Exchange ("NYSE") under the ticker symbol "IVT" (the "NYSE Listing").

Our wholly-owned and managed retail properties include grocery-anchored community and neighborhood centers and power centers, including those classified as necessity-based. As of December 31, 2022, we owned or had an interest in 62 retail properties with a total gross leasable area ("GLA") of approximately 10.3 million square feet, which includes 4 retail properties with a GLA of approximately 1.1 million square feet owned through our 55% ownership interest in IAGM Retail Fund I, LLC ("IAGM"), an unconsolidated retail joint venture partnership between the Company and PGGM Private Real Estate Fund ("PGGM"). IAGM was formed on April 17, 2013 for the purpose of acquiring, owning, managing, and disposing of retail properties and sharing in the profits and losses from those retail properties and their activities.

On January 18, 2023, the Company acquired the four remaining retail properties from IAGM for an aggregate purchase price of $222.3 million by acquiring 100% of the membership interests in each of IAGM's wholly owned subsidiaries. The Company assumed aggregate mortgage debt of $92.5 million and funded the remaining balance with its available liquidity. Subsequent to the transaction, IAGM proportionately distributed substantially all net proceeds from the sale, of which the Company's share was approximately $71.4 million. In connection with the foregoing, IAGM adopted a liquidation plan on January 11, 2023.

Where appropriate, we have included results from the IAGM properties at 55% ("at share") when combined with our wholly-owned properties, defined as "Pro Rata Combined Retail Portfolio" within *"Part I"* and *"Part II"* of this Annual Report. The following table summarizes our retail portfolio as of December 31, 2022.

	Wholly-Owned Retail Properties	IAGM Retail Properties	Pro Rata Combined Retail Portfolio
No. of properties	58	4	62
GLA (square feet)	9,171	1,125	9,790
Economic occupancy (a)	94.2%	90.2%	93.9%
Leased occupancy (b)	96.2%	93.6%	96.1%
ABR PSF (c)	$19.26	$16.22	$19.08

(a)   Economic occupancy is defined as the percentage of occupied GLA divided by total GLA (excluding Specialty Leases) for which a tenant is obligated to pay rent under the terms of its lease agreement as of the rent commencement date, regardless of the actual use or occupancy by that tenant of the area being leased. Actual use may be less than economic occupancy. Specialty Leases represent leases of less than one year in duration for small shop space and include any term length for common area space.

(b)   Leased occupancy is defined as economic occupancy plus the percentage of signed but not yet commenced GLA divided by total GLA.

(c)   Annualized Base Rent ("ABR") is computed as base rent for the period multiplied by twelve months. Base rent is inclusive of ground rent and any abatement concessions, but excludes Specialty Lease rent. ABR per square foot ("PSF") is computed as ABR divided by the occupied square footage as of the end of the period.

Business Strategy

InvenTrust is a premier Sun Belt, multi-tenant essential retail REIT that owns, leases, redevelops, acquires, and manages grocery-anchored neighborhood and community centers, as well as high-quality power centers that often have a grocery component. We pursue our business strategy by:

- Acquiring retail properties in Sun Belt markets;

- Opportunistically disposing of retail properties;

- Maintaining a flexible capital structure; and

- Enhancing our environmental, social and governance practices and standards.

Acquiring retail properties in Sun Belt markets. InvenTrust focuses on Sun Belt grocery-anchored neighborhood and community centers, and select power centers that often have a grocery component, in markets with favorable demographics, including above average growth in population, employment, income and education levels. We believe these conditions create favorable demand characteristics for grocery-anchored and necessity-based essential retail centers, which will position us to capitalize on potential future rent increases while benefiting from sustained occupancy at our centers. Our strategically located regional field offices are within a two-hour drive of over 95% of our properties which affords us the ability to respond to the needs of our tenants and provides us with in-depth local market knowledge. We believe that our Sun Belt portfolio of high quality grocery-anchored assets is a distinct differentiator for us in the marketplace.

Opportunistically disposing of retail properties. We continue to opportunistically dispose of properties where we believe they no longer meet our investment criteria. These dispositions will allow the Company to re-deploy the proceeds in more attractive opportunities in Sun Belt markets.

Maintaining a flexible capital structure. We believe our current capital structure provides us with the financial flexibility and capacity to fund our current capital needs as well as future growth opportunities. We believe we have the liquidity necessary to continue executing on our strategic and operational objectives while exhibiting focused and disciplined capital allocation. Our flexible capital structure and ample liquidity will allow us to take advantage of future growth opportunities that meet our investment criteria.

Enhancing our environmental, social and governance practices and standards. We continue to focus on environmental, social and governance ("ESG") practices and standards across our platform. We believe we can enhance our communities, conserve resources and foster a best-in-class working environment while growing long term stockholder value. We remain committed to transparency in our investment strategy with a focus on operating efficiency, responding to evolving trends, and addressing the needs of our tenants and communities by continuing to fully integrate environmental sustainability, social responsibility, and strong governance practices throughout our organization. We believe our concentrated portfolio and focused strategy will allow us to adapt to the evolving needs of stakeholders.

Competition

We compete with numerous companies and individuals engaged in the ownership, development, acquisition, and operation of shopping centers in Sun Belt markets, resulting in competition for attracting and retaining tenants and acquiring and disposing shopping centers.

Our commitment to Sun Belt markets and our strategically curated portfolio of predominantly necessity based grocery-anchored shopping centers provides a number of competitive advantages, including increased concentrations in high growth Sun Belt locations to capitalize on strong demographic trends, exposure to a strong operational footprint, and distinctive levels of Sun Belt real estate experience and expertise. Our local market presence is supported by seven field offices staffed with operational teams within two hours of over 95% of our shopping centers, which allows us to build deep real estate expertise and a strong reputation with market participants and with our anchor and small shop tenants.

Our ample liquidity, and sector-low leverage, provide an additional competitive advantage of flexibility to transact. Our concerted focus on Sun Belt markets provides us greater opportunity to carefully evaluate potential acquisitions.

Human Capital Management

Our employees are our greatest asset and the foundation for our success. Together, we focus on building an inclusive culture where innovative thinking is valued, collaboration is essential, and communicating the "why" is a necessity. We are committed to creating a corporate culture characterized by high levels of employee engagement, growth and development, and health and wellness. We seek to attract and retain diverse and talented professionals who provide a wide range of opinions and experiences to drive our business forward. As of December 31, 2022, we have 106 full-time employees.

We define racial diversity as employees who are African American or Black, Alaskan Native or Native American, Asian, Hispanic or Latinx, and Native Hawaiian or Pacific Islander. We define gender diversity as employees who identify as women. Overall diversity across our workforce is approximately 65%, including gender and racial/ethnic groups. Racial diversity across our workforce is 19%. Women represent approximately 59% of our employees.

Our Human Capital strategy is focused on talent management. The basis for hiring, development, training, compensation and advancement are qualifications, performance, skills and experience. We believe our employees are fairly compensated, without regard to gender, race, and ethnicity. All of our employees are offered a comprehensive benefits package, including, but not limited to, paid time off and parental leave, medical, dental and vision insurance, disability, life insurance, 401(k) matching, tuition reimbursement, flexible Fridays and work from home flexibility.

Employee engagement is critical to our success. We believe in fostering a highly engaged inclusive environment which drives growth and productivity. We believe that our heightened focus on development and health and wellness creates a more engaged workforce. In 2022, 81% of our employees were highly engaged and we were named of one Chicago's Top Workplaces by The Chicago Tribune. We believe that the more engaged our employees are the more likely productivity will increase and drive empowerment throughout the organization for our employees to act like owners. Our hybrid work model provides an opportunity for employees to balance work and life whether they are in the office or at home. We also host monthly events focused on employee education, health and wellness, engagement activities, and giving back to our communities. Our events consist of company-wide executive led meetings to stay connected with our employees, wellness competitions, food trucks, game days, happy hours, and charity events serving our communities. We are proud that 100% of our employees participated in charitable events giving back to our communities in 2022. We also implemented half day Fridays to help our employees balance work and life focusing on mental health as well as giving back to our communities through charitable endeavors.

We celebrate our employees' success through our Circle of Excellence awards. Our monthly, "On The Spot" award recognizes employees who go above and beyond their job. Our annual awards, the "Rising Star" and "Standing Ovation" recognize new employees and tenured employees who exhibit exceptional promise, ability, and our InvenTrust values. We monitor our performance through employee engagement surveys and utilize the results to continually improve our organization.

Environment, Social and Governance

ESG is not new to InvenTrust. Since 2013, we have participated in compiling and reporting on ESG metrics with GRESB (formerly "Global Real Estate Sustainability Benchmark"), an independent organization providing ESG performance data and peer benchmarks for investors and organizations. We believe we can enhance our communities, conserve resources and foster a best-in-class working environment while growing long-term stockholder value. In 2022, we issued our inaugural Environmental, Social and Governance Report ("2021 ESG Report"), set measurable 5-year targets, and increased our GRESB score by eight points over the prior year.

We remain committed to transparency in our investment strategy with a focus on operating efficiency, responding to evolving trends, and addressing the needs of our tenants and communities by continuing to fully integrate environmental sustainability, social responsibility, and strong governance practices throughout our organization. For the avoidance of doubt, neither our 2021 ESG Report nor any portion thereof is incorporated by reference into this Annual Report.

To date, compliance with federal, state and local environmental laws has not had a material adverse effect on our business, assets, results of operations, financial condition and/or our ability to pay distributions. We do not believe that our existing retail platform will require us to incur material expenditures to comply with these laws and regulations. However, we acknowledge that ESG-related regulation, including environmental-related regulation and legislation, is evolving, and we cannot predict the impact of unforeseen ESG contingencies or new or changed laws or regulations on our properties, operations, and financials.

Tax Status

We have elected and operate in a manner to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), beginning with the tax year ended December 31, 2005. To qualify as a REIT, we are generally required to distribute at least 90% of our REIT taxable income (subject to certain adjustments) to our stockholders each year (the "90% Distribution Requirement"). As a REIT, we are entitled to a tax deduction for some or all of the dividends paid to stockholders. Accordingly, we are generally not subject to federal income taxes as long as we currently distribute to stockholders an amount equal to or in excess of our taxable income. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to federal and state income tax on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income, property or net worth and federal income and excise taxes on our undistributed income.

Our Website and Availability of SEC Reports and Other Information

The Company maintains a website at the following address: www.inventrustproperties.com. The information on the Company's website is not incorporated by reference in this report or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only. In addition, we reference certain sources included on our website, including our ESG Report, in this Annual Report, and none of these are incorporated by reference in, or are otherwise to be regarded as part of, this Annual Report.

We make available on or through our website certain reports and amendments to those reports we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q, and our current reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the site is http://www.sec.gov.

Investors and others should note that InvenTrust routinely announces material information to investors and the marketplace using SEC filings, press releases, public conference calls, webcasts and the InvenTrust investor relations website. We also intend to use certain social media channels as a means of disclosing information about us and our business to our colleagues, customers, investors and the public (e.g., the InvenTrust Twitter account (twitter.com/inventrustprop); and the InvenTrust LinkedIn account (linkedin.com/company/inventrustproperties). The information posted on social media channels is not incorporated by reference in this report or in any other report or document we file with the SEC. While not all of the information that the Company posts to the InvenTrust investor relations website or to social media accounts is of a material nature, some information could be deemed to be material. Accordingly, the Company encourages investors, the media, and others interested in InvenTrust to review the information that it shares on the Company's investor relations website at www.inventrustproperties.com/investor-relations, and regularly follow our social media accounts.

Item 1A. Risk Factors

You should carefully consider each of the following risks described below and all of the other information in this Annual Report in evaluating us. Our business, financial condition, cash flows, results of operations and/or ability to pay distributions to our stockholders could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risk Factors Related to Our Business and Strategy

Economic, political and market conditions could negatively impact our business, results of operations and financial condition

Our business is affected by economic, political and market challenges experienced by the U.S. or global economies or the real estate industry as a whole; by the regional or local economic conditions in the markets in which our assets are located, including any dislocations in the credit markets; or by competitive business market conditions experienced by us, These conditions may materially affect our value and the performance of our assets and our ability to sell assets, as well as our ability to make principal and interest payments on, or refinance, outstanding debt when due.

An economic downturn could result in defaults by retail tenants, which could have an adverse impact on our business, financial condition, result of operations, and ability to make distributions to our stockholders.

An economic downturn could have an adverse impact on the retail industry generally. Rising inflation could also adversely impact consumer behavior and increase our and our tenant's operating costs. As a result, the retail industry could face further reductions in sales revenues and increased bankruptcies. Adverse economic conditions may result in an increase in distressed or bankrupt retail companies, which in turn would result in an increase in defaults by tenants at our commercial properties. Such conditions may also affect shadow anchor retailers in some of our centers, which we cannot control. Although we do not generate revenue from shadow anchor retailers, their presence drives traffic to some of our centers. Additionally, continued slow or negative economic growth could hinder new entrants into the retail market, which may make it difficult for us to fully lease our real properties. Tenant defaults and decreased demand for retail space would have an adverse impact on the value of our retail properties and our results of operations.

A consumer shift in retail shopping from brick and mortar stores to e-commerce may have an adverse impact on our revenues and cash flow.

The majority of national retailers operating brick and mortar stores have made e-commerce sales an important part of their business model. The shift to e-commerce sales may adversely impact their sales for brick and mortar stores, causing those retailers to adjust the size or number of retail locations in the future. This shift could adversely impact our occupancy and rental rates, which would, in turn, adversely impact our revenues and cash flows.

Our retail portfolio is subject to geographic concentration, which exposes us to changing economic and retail market conditions that may reduce our revenues and cash flows.

As of December 31, 2022, approximately 38.7% of the total annualized base rental income in our retail portfolio was generated by properties located in Texas, with 18.3%, 9.6%, 7.4%, and 3.4% of our total annualized base rental income generated by properties in Austin, Dallas-Fort Worth-Arlington, Houston, and San Antonio metropolitan areas, respectively. An oversupply of retail properties without corresponding increases in demand in any of these markets could have a material adverse effect on our financial condition, our results of operations and our ability to pay distributions.

Our success depends on the success and continued presence of our anchor tenants.

Our properties are largely dependent on the operational success of their anchor tenants (those occupying 10,000 square feet or more). Anchor tenants occupy significant amounts of square footage, pay a significant portion of the total rents at a property and contribute to the success of other tenants by drawing consumers to a property. Our net income could be adversely affected by the loss of revenues in the event a significant tenant becomes bankrupt or insolvent, experiences a downturn in its business, materially defaults on its leases, does not renew its leases as they expire, or renews at a lower rental rate. Any of these events could result in a reduction or cessation in rental payments to us, which would adversely affect our financial condition and results of operations. In addition, if a significant tenant vacates a property or terminates a lease, co-tenancy clauses may allow other tenants to modify or abate their minimum rent, reduce their share or the amount of payments for common area operating expenses and property taxes, or terminate their rent or lease obligations. Co-tenancy clauses have several variants and may allow a tenant to pay reduced levels of rent until a certain number of tenants open their stores within the same property.

If our small shop tenants (tenants occupying less than 10,000 square feet) are not successful and, consequently, terminate their leases, our cash flow, financial condition and results of operations could be adversely affected.

As of December 31, 2022, approximately 56.9% of our total annualized base rental income is generated by our small shop tenants. Our small shop tenants may be more vulnerable to negative economic conditions as they generally have more limited resources than our anchor tenants. If a significant number of our small shop tenants experience financial difficulties or are unable to remain open, our cash flow, financial condition and result of operations could be adversely affected.

Our financial condition may be impacted by our ability to timely re-lease our space.

Our business and financial condition depend on the financial stability of our tenants and our ability to lease our space. Certain economic conditions, or center specific conditions may adversely affect one or more of our tenants. Among the factors that could impact our financial conditions are the following:

- inability to renew, lease vacant space or re-let space as leases expire;

- restrictions related to re-leasing space;

- co-tenancy constraints which limit our ability to lease to certain operators or reduce our revenues at our properties if co-tenancy clauses are exercised and;

- competition for tenancy of our leases

As of December 31, 2022, economic occupancy and leased occupancy of our pro rata combined retail portfolio was 93.9% and 96.1%, respectively. As of December 31, 2022, leases representing approximately 4.9% and 10.0% of our pro rata combined retail portfolio GLA were scheduled to expire in 2023 and 2024. We cannot assure our stockholders that leases will be renewed or that our properties will be re-leased on terms equal to or better than the current terms, or at all. We also may not be able to lease space which is currently not occupied on acceptable terms and conditions, if at all. In addition, some of our tenants have leases that include early termination provisions that permit the lessee to terminate all or a portion of its lease with us after a specified date or upon the occurrence of certain events with little or no liability to us. We may be required to offer substantial rent abatements, tenant improvements, early termination rights or below-market renewal options to retain these tenants or attract new ones. Portions of our assets may remain vacant for extended periods of time. If the rental rates for our assets decrease, our existing tenants do not renew their leases or we do not re-lease a significant portion of our available space and space for which leases will expire, our financial condition, cash flows and results of operations could be adversely affected.

Many of our costs and expenses associated with operating our properties may remain constant or increase, even if our lease income decreases.

Certain costs and expenses associated with our operating our properties, such as real estate taxes, insurance, utilities and common area expenses, generally do not decrease in the event of reduced occupancy or rental rates, non-payment of rents by tenants, general economic downturns, pandemics or other similar circumstances. In fact, in some cases, such as real estate taxes and insurance, they may actually increase despite such events. As such, we may not be able to lower the operating expenses of our properties sufficiently to fully offset such circumstances and may not be able to fully recoup these costs from our tenants. In such cases, our cash flows, operating results and financial performance may be adversely impacted.

The ongoing COVID-19 pandemic has in the past and may continue to materially and adversely impact and disrupt our business, financial condition, results of operations and cash flows. Any future outbreak of any COVID-19 variants or any other highly infectious or contagious disease could have a similar impact.

The impact of COVID-19, including any resurgences, future pandemics or other health crises may also heighten other risks discussed herein, which could adversely affect our business, financial condition, results of operations, cash flows and market value. These type of health crises may impact our business in the following ways:

- closures of, or other operational issues at, our properties resulting from government or tenant action;

- reduced economic activity impacting our tenants' ability to meet their rental and other obligations to us in full or at all;

- the ability of our tenants who have been granted rent deferrals to timely pay deferred rent;

- any inability to renew leases or lease vacant space on favorable terms, or at all;

- continued changes in consumer behavior in favor of e-commerce;

- tenant bankruptcies;

- liquidity issues resulting from reduced cash flows from operations;

- negative impacts to the credit and/or capital markets making it difficult to access capital on favorable terms or at all;

- impairment in value of our tangible or intangible assets;

- a general decline in business activity and demand for real estate transactions adversely affecting our ability to grow our portfolio of properties and service our indebtedness;

- supply chain disruptions adversely affecting our tenants' operations; and

- impacts on the health of our personnel and a disruption in the continuity of our business.

Risk Factors Related to Real Estate Investments

There are inherent risks with investments in retail real estate

Investments in real estate are subject to varying degrees of risk. Among the factors that could have a negative impact our assets and the value of an investment in us are the following:

- relative illiquidity of real estate;

- competition amongst other owners of commercial real estate for investments in similar markets;

- expansion into new markets that we are not as familiar with;

- changing market demographics;

- risks associated with the possibility that cost increases will outpace revenue increases and that in the event of an economic slowdown, the high proportion of fixed costs will make it difficult to reduce costs to the extent required to offset declining revenues;

- changes in tax laws and property taxes, or an increase in the assessed valuation of an asset for real estate tax purposes;

- adverse changes in the federal, state or local laws and regulations applicable to us, including those affecting zoning, fuel and energy consumption, water and environmental restrictions, and the related costs of compliance;

- an inability to finance real estate assets on favorable terms, if at all;

- significant capital expenditures may be required to improve our properties to attract tenants

- the ongoing need for owner-funded capital for improvements and expenditures to maintain or upgrade assets, make tenant improvements and pay leasing commissions;

- fluctuations in real estate values or potential impairments in the value of our assets;

- natural disasters, such as earthquakes, droughts, hurricanes, floods, extreme storms and weather or other under-insured or uninsured losses, which may result from or be exacerbated by climate change, and man-made events, such as terrorist attacks or events of sabotage; and

- changes in interest rates and availability, cost and terms of financing.

We face risks with the expansion, development, and re-development of properties.

We seek to expand, develop and re-develop some of our existing properties and such activity is subject to various risks. We may not be successful in identifying and pursuing expansion, development and re-development opportunities. In addition, like newly-acquired properties, expanded, developed and re-developed properties may not perform as well as expected. Risks include the following:

- we may be unable to lease developments to full occupancy on a timely basis;

- the occupancy rates and rents of a completed project may not be sufficient to make the project profitable;

- actual costs of a project may exceed original estimates, possibly making the project unprofitable;

- delays in the development or construction process may increase our costs;

- we may not be able to obtain, or may experience delays in obtaining necessary zoning, land use, building, occupancy and other required governmental permits and authorizations;

- we may abandon a development project and lose our investment;

- the size of our development pipeline may strain our labor or capital capacity to complete developments within targeted timelines and may reduce our investment returns;

- a reduction in the demand for new retail space may reduce our future development activities, which in turn may reduce our net operating income; and

- changes in the level of future development activity may adversely impact our results from operations by reducing the amount of certain internal overhead costs that may be capitalized.

Inflationary pressures, rising interest rates, supply chain disruptions, and labor shortages may exacerbate certain of these risks. If we fail to reinvest in our properties or maintain their attractiveness to retailers and consumers, if our capital improvements are not successful, or if retailers or consumers perceive that shopping at other venues (including e-commerce) is more convenient, cost-effective, or otherwise more compelling, our financial condition, cash flows, and results of operations could be adversely affected.

Our ongoing strategy depends, in part, upon completing future acquisitions and dispositions, and we may not be successful in identifying attractive acquisition opportunities and consummating these transactions.

As part of our strategy, we intend to tailor and grow our retail platform. We cannot assure our stockholders that we will be able to identify opportunities or complete transactions on commercially reasonable terms or at all, or that we will actually realize any anticipated benefits from such acquisitions or investments. There may be high barriers to entry in many key markets and scarcity of available acquisition and investment opportunities in desirable locations. We face significant competition for attractive investment opportunities from an indeterminate number of other real estate investors, including investors with significant capital resources such as domestic and foreign corporations and financial institutions, sovereign wealth funds, public and private REITs, private institutional investment funds, domestic and foreign high-net-worth individuals, life insurance companies and pension funds. As a result of competition, we may be unable to acquire additional properties as we desire or the purchase price may be significantly elevated. Similarly, we cannot assure our stockholders that we will be able to obtain financing for acquisitions or investments on attractive terms or at all, or that the ability to obtain financing will not be restricted by the terms of our credit facility or other indebtedness we may incur.

Additionally, we regularly review our business to identify properties or other assets that we believe may not benefit us as much as properties in other markets or with different characteristics. One of our strategies is to selectively dispose of retail properties and use sale proceeds to fund our growth in markets and with properties that will enhance our retail platform. We cannot assure our stockholders that we will be able to consummate any such sales on commercially reasonable terms or at all, or that we will actually realize any anticipated benefits from such sales. Additionally, we may be unable to successfully identify attractive and suitable replacement assets even if we are successful in completing such dispositions. We may face delays in reinvesting net sales proceeds in new assets, which would impact the return we earn on our assets. Dispositions of real estate assets can be particularly difficult in a challenging economic environment when uncertainties exist about the impact of e-commerce on retailers and when financing alternatives are limited for potential buyers. Our inability to sell assets, or to sell such assets at attractive prices, could have an adverse impact on our ability to realize proceeds for reinvestment. In addition, even if we are successful in consummating sales of selected retail properties, such dispositions may result in losses.

Any such acquisitions, investments or dispositions could also demand significant attention from management that would otherwise be available for our regular business operations, which could harm our business.

We may obtain only limited warranties when we purchase a property and would have only limited recourse if our due diligence did not identify issues that could decrease the value of our property after the purchase.

The seller of a property often sells the property to us in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property, and may also require additional investment to make the property suitable and competitive.

Our assets may be subject to impairment charges that may materially and adversely affect our financial results.

Economic and other conditions may adversely impact the valuation of our assets, resulting in impairment charges that could have a material adverse effect on our results of operations. On a regular basis, we evaluate our assets for impairments based on various factors, including changes in the holding periods, projected cash flows of such assets and market conditions.

If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset, which could have a material adverse effect on our results of operations in the accounting period in which the adjustment is made. Furthermore, changes in estimated future cash flows due to a change in our plans, policies, or views of market and economic conditions could result in the recognition of additional impairment losses for already impaired assets, which, under the applicable accounting guidance, could be substantial and could materially adversely affect our results of operations. We have incurred and we may incur future impairment charges, which could be material.

Risks Factors Related to the Environment Affecting Our Properties

Geographic concentration makes our business more vulnerable to natural disasters, severe weather, and climate change.

Natural disasters and severe weather such as earthquakes, wildfires, mudslides, droughts, tornadoes, hurricanes, blizzards, hailstorms or floods may result in significant damage to our properties, decrease demand for certain properties, disrupt operations at our properties, increase the costs associated with maintaining or insuring our properties, and adversely affect both the value of our properties and the ability of our tenants and operators to make their scheduled rent payments to us. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. These losses may not be insured or insurable at commercially reasonable rates. When we have a geographic concentration, a single catastrophe or destructive weather event affecting a region may have a significant negative effect on our financial condition, results of operations, and cash flows. As a result, our operating and financial results may vary significantly from one period to the next. We also are exposed to the risk of an increased need for the maintenance and repair of our buildings due to inclement or extreme weather.

Moreover, climate change may adversely impact our properties directly and may lead to additional compliance obligations and costs, including insurance premiums, taxes and fees. Changes in federal, state and local legislation and regulation on climate change could result in increased operating costs (for example, increased utility costs) and/or increased capital expenditures to improve the energy efficiency of our existing properties (for example, increased costs associated with meeting electric vehicle charging mandates) and could also require us to spend more on our new properties without a corresponding increase in revenue and could increase our exposure to new physical risks and liabilities.

Risk Factors Related to Funding Strategies and Capital Structure

Our debt financing may adversely affect our business and financial condition.

Our existing and future debt may subject us to many risks, including the risks that:

- our cash flow from operations will be insufficient to make required payments of principal and interest;

- our debt may increase our vulnerability to adverse economic and industry conditions;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes;

- the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and

- the terms of our debt may limit our ability to make distributions to our stockholders and therefore adversely affect the market price of our stock.

If we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, or private or public offerings of debt or equity securities. Adverse economic conditions could cause the terms on which we borrow or refinance to be unfavorable. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of assets on disadvantageous terms or at times which may not permit us to receive an attractive return on our investments, potentially resulting in losses adversely affecting cash flow from operating activities.

Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

Our debt agreements contain various financial and operating covenants, including, among other things, certain coverage ratios and limitations on our ability to incur secured and unsecured debt. The breach of any of these covenants, if not cured within any applicable cure period, could result in a default and acceleration of certain of our indebtedness. If any of our indebtedness is accelerated prior to maturity, we may not be able to repay or refinance such indebtedness on favorable terms, or at all, which could adversely affect our financial condition, operating results and cash flows.

Increases in interest rates would cause our borrowing costs to rise and negatively impact our results of operations.

As fixed-rate debt matures, we may not be able to borrow at rates equal to or lower than the rates on the expiring debt. In addition, if rising interest rates cause us to need additional capital to repay indebtedness, we may be forced to sell one or more of our properties or investments in real estate at times that may not permit us to realize the return on the investments we would have otherwise realized.

Increases in interest rates would increase our interest expense on any variable rate debt, as well as any debt that must be refinanced at higher interest rates at the time of maturity. Our future earnings and cash flows could be adversely affected due to the increased requirement to service our debt and could reduce the amount we are able to distribute to our stockholders.

Hedging activity may expose us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate, which may adversely affect us.

We manage our exposure to interest rate volatility by using interest rate hedging arrangements. These arrangements involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. There can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging arrangement, there may be significant costs and cash requirements involved to fulfill our obligations under the hedging arrangement. In addition, failure to effectively hedge against interest rate changes may adversely affect our results of operations.

We may issue additional equity or debt securities in the future in order to raise capital. Additional issuances of equity securities could dilute the investment of our current stockholders.

Issuing additional equity securities to finance future developments and acquisitions instead of incurring additional debt could dilute the interests of our existing stockholders. Our ability to execute our business and growth plan depends on our access to an appropriate blend of capital, which could include a line of credit and other forms of secured and unsecured debt, equity financing, or joint ventures.

Stockholders do not have preemptive rights with respect to any shares issued by us in the future. Our charter authorizes our Board, without stockholder approval, to amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Company has authority to issue. Stockholders are not entitled to vote on whether or not we issue additional shares.

Risk Factors Related to the Market Price for Our Securities

Changes in economic and market conditions may adversely affect the market price of our securities.

The market price of our equity securities may fluctuate significantly in response to many factors, many of which are out of our control, including:

- actual or anticipated variations in our operating results, liquidity or financial condition;

- changes in our earnings estimates or failure to meet earnings estimates;

- changes in our funds from operations;

- increases in market interest rates that drive purchasers of our stock to demand a higher dividend yield;

- changes in market valuations of similar companies;

- adverse market reaction to any additional debt we incur in the future;

- additions or departures of key management personnel;

- the general reputations of REITs and the attractiveness of equity securities in comparison to other equity securities including securities issued by other real estate based companies;

- our underlying asset value;

- strategic actions by the Company or our competitors, such as acquisitions, dispositions or restructurings;

- fluctuations in the stock price and operating results of the Company's competitors;

- the passage of legislations or other regulatory developments that may adversely affect the Company or the REIT industry, including but not limited to Section 1031 of the Internal Revenue Code;

- investor confidence in the stock and bond market generally;

- changes in tax laws or accounting principles;

- publication of research reports about us or the real estate industry in general and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;

- future equity issuances or the perception that such equity issuances may occur;

- failure to maintain our status as a REIT;

- actions by institutional stockholders or by corporate governance rating companies;

- increased investor focus on sustainability-related risks, including climate change;

- changes in our dividend payments; and

- general market and economic conditions, including factors unrelated to the Company's operating performance.

These factors may cause the market price of our securities to decline, regardless of our financial condition, results of operations, business or prospects. It is impossible to ensure that the market price of our securities, including our common stock, will not fall in the future. A decrease in the market price of our common stock may reduce our ability to raise additional equity in the public markets. Selling common stock at a decreased market price would have a dilutive impact on existing stockholders.

There is no assurance that we will continue to pay dividends.

Our ability to continue to pay dividends will depend on a number of factors, including, among others, the following:

- our financial condition and results of future operations;

- the terms of our loan covenants; and

- our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.

If we do not maintain the dividend on our common stock, it may have an adverse effect on the market price of our common stock and other securities.

Funding distributions from sources other than cash flow from operating activities may negatively impact our ability to sustain or pay future distributions.

If our cash flow from operating activities is not sufficient to fully fund the payment of distributions, the level of our distributions may not be sustainable.

We may pay distributions from sources other than cash flow from operations or funds from operations, including funding such distributions from external financing sources, which may not be available at commercially attractive terms. Furthermore, in the event that we are unable to fund future distributions from our cash flows from operating activities, the value of our stockholders' shares may be materially adversely affected.

For the year ended December 31, 2022, distributions were paid from cash flow from operations, distributions from unconsolidated entities and proceeds from the sales of properties.

Risks Factors Related to Our Organization and Corporate Structure

Our charter permits our Board to issue preferred stock on terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.

Our Board may classify or reclassify any unissued shares of common or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue without stockholder approval. Thus, our Board could authorize us to issue shares of preferred stock with terms and conditions that could subordinate the rights of the holders of our common stock or shares of preferred stock or common stock that could have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.

Our Board or a committee of our Board may change our investment policies without stockholder approval, which could alter the nature of our stockholders' investment.

Our investment policies may change over time. The methods of implementing our investment policies may also vary, as new investment techniques are developed. Our investment policies, the methods for implementing them, and our other objectives, policies and procedures may be altered by our Board or a committee of our Board without the approval of our stockholders. As a result, the nature of our stockholders' investment could change without their consent. A change in our investment strategy may, among other things, increase our exposure to interest rate risk, default risk and real property market fluctuations, all of which could materially and adversely affect our ability to achieve our investment objectives.

Risks Factors Related to Corporate Matters

We are subject to litigation that could negatively impact our cash flow, financial condition and results of operations.

We are a defendant from time to time in lawsuits and regulatory proceedings relating to our business. Due to the inherent uncertainties of litigation and regulatory proceedings, we may not be able to accurately predict the ultimate outcome of any such litigation or proceedings. A significant unfavorable outcome could negatively impact our cash flow, financial condition and results of operations.

Uninsured losses or premiums for insurance coverage may adversely affect a stockholder's returns.

Catastrophic losses, including but not limited to, windstorms, earthquakes, floods, and foreign terrorist activities may not be insurable or may not be economically insurable. Even when insurable, these policies may have high deductibles and/or high premiums. Lenders may require such insurance. Our failure to obtain such insurance could constitute a default under loan agreements, and/or our lenders may force us to obtain such insurance at unfavorable rates, which could materially and adversely affect our profitability.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in an asset, as well as the anticipated future revenue from the asset. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the asset. Inflation, changes in building codes and ordinances, environmental considerations and other factors might require us to come out of pocket to replace or renovate an asset after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property, which could materially and adversely affect our profitability.

In addition, insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims.

We could incur material costs related to government regulation and litigation with respect to environmental matters, which could materially and adversely affect our revenues and profitability.

Under various federal, state, and local laws, an owner or manager of real property may be liable for the costs to assess and remediate the presence of hazardous substances on the property, which in our case generally arise from former dry cleaners, gas stations, asbestos usage, storage tanks, air emissions from emergency generators, storm water and wastewater discharges, lead-based pain, mold and mildew, waste management, and historic land use practices. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous substances. The presence of, or the failure to properly address the presence of, hazardous substances may adversely affect our ability to sell or lease the property or borrow using the property as collateral. We can provide no assurance that we are aware of all potential environmental liabilities or their ultimate cost to address; that our properties will not be affected by tenants or nearby properties or other unrelated third parties; and that future uses or conditions, or changes in environmental laws and regulations, or their interpretation, will not result in additional material environmental liabilities to us.

The discovery of material environmental liabilities at our assets could subject us to unanticipated significant costs, which could significantly reduce or eliminate our profitability and the cash available for distribution to our stockholders.

Moreover, compliance with ESG-related laws, regulations, expectations or reporting requirements may result in increased compliance costs, as well as additional scrutiny that could heighten all of the risks associated with environmental, social and sustainability matters. For example, the SEC continues to make moves towards issuing rules relating to climate risk disclosures, human capital management and other ESG matters and other regulatory bodies, including state governments and stock exchanges, have issued new laws or regulations relating to board structure, and increased ESG regulations and reporting requirements are likely to continue. If we fail to comply with new laws, regulations, expectations or reporting requirements, or if we are perceived as failing, our reputation and business could be adversely impacted. The occurrence of any of the foregoing could have an adverse effect on the price of the Company's stock and the Company's business, financial condition and results of operations, including increased development costs, capital expenditures and operating expenses.

If we lose or are unable to obtain and retain key personnel, our ability to implement our business strategies could be delayed or hindered.

We believe that our future success depends, in large part, on our ability to retain and hire highly-skilled managerial and operating personnel. Competition for persons with managerial and operational skills is intense, and we cannot assure our stockholders that we will be successful in retaining or attracting skilled personnel. If we lose or are unable to obtain the services of our executive officers and other key personnel, or we are unable to establish or maintain the necessary strategic relationships, our ability to implement our business strategy could be delayed or hindered.

Corporate responsibility related to environmental, social and governance factors, may impose additional costs and expose us to new risks.

We, as well as our investors, are focused on corporate responsibility, specifically related to environmental, social and governance factors. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility and performance. Although the Company makes ESG disclosures and undertakes sustainability and diversity initiatives, there is no assurance as to how we will rate according to the metrics. Additionally, the measurement parameters may change over time. We may face reputational damage in the event our corporate responsibility procedures or standards do not meet the standards set by various constituencies. In addition, our competitors may receive more favorable ratings. The occurrence of any of the foregoing could have an adverse impact on our business, financial condition and results of operations, including increased capital expenditures and operating expenses.

We are increasingly dependent on information technology ("IT"), and potential cyber-attacks, security problems, or other disruptions present risks.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include an intruder gaining unauthorized access to systems to disrupt operations, corrupt data or steal confidential information. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced.

Although we make efforts to maintain the security and integrity of our IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches would not be successful or damaging. While we maintain some of our own critical IT systems, we also depend on third parties to provide important IT services relating to several key business functions. Furthermore, the security measures employed by third-party service providers may prove to be ineffective at preventing breaches of their systems. Moreover, cyber incidents perpetrated against our tenants, including unauthorized access to customers' credit card data and other confidential information, could diminish consumer confidence and consumer spending and negatively impact our business and reputation.

Our primary risks that could directly result from the occurrence of a cyber incident include operational interruption, damage to our relationships with our tenants and private data exposure. Our financial results and reputation may be negatively impacted by such an incident.

A failure of our IT infrastructure could adversely impact our business and operations.

We rely upon the capacity, reliability and security of our IT infrastructure and our ability to expand and continually update this infrastructure in response to changing needs of our business. We continue to face the challenge of integrating new systems and hardware into our operations. If there are technological impediments, unforeseen complications, errors or breakdowns in the IT infrastructure, the disruptions could have an adverse effect on our business and financial condition.

Risk Factors Relating to Our Qualification as a REIT

Our failure to qualify as a REIT would have serious adverse consequences to our stockholders.

We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, for which there is limited judicial and administrative interpretation, however, are highly technical and complex. Therefore, we cannot guarantee that we have qualified or will qualify as a REIT in the future. The determination that we are a REIT requires an analysis of various factual matters that may not be totally within our control. To qualify as a REIT, our assets must be substantially comprised of real estate assets as defined in the Internal Revenue Code of 1986, as amended (the "Code"), and related guidance and our gross income must generally come from rental and other real estate or passive related sources that are itemized in the REIT tax laws. We are also required to distribute to security holders at least 90% of our REIT taxable income excluding net capital gains.

If we fail to qualify as a REIT, we would be subject to U.S. federal income tax at regular corporate rates (including, for years prior to 2018, any alternative minimum tax) and would have to pay significant income taxes unless the Internal Revenue Service ("IRS") granted us relief under certain statutory provisions. In addition, we would remain disqualified from taxation as a REIT for four years following the year in which we failed to qualify as a REIT. We would therefore have less money available for investments or for distributions to security holders and would no longer be required to make distributions to security holders. This would likely have a significant negative impact on the value of our securities.

We have a share ownership limit for REIT tax purposes.

In order to continue to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. To facilitate maintenance of our REIT qualification, our Charter, prohibits ownership by any single stockholder of more than 9.8% percent of the lesser of the number or value of any outstanding class of common. Our Board may not grant an exemption from these restrictions to any proposed stockholder whose ownership in excess of the 9.8% stock ownership limit that would result in our failing to qualify as a REIT. This ownership limit may delay or prevent a transaction or change in control that could affect our stockholder's ability to realize a premium over the then prevailing market price for their shares, it could also restrict our stockholders' ability to acquire or transfer certain amounts of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes our retail portfolio, on a wholly-owned, IAGM, and pro-rata combined basis, as of December 31, 2022 and 2021.

	Wholly-Owned Retail Properties		IAGM Retail Properties		Pro Rata Combined Retail Portfolio	
	2022	2021	2022	2021	2022	2021
No. of properties	58	55	4	7	62	62
GLA (square feet)	9,171	8,560	1,125	1,768	9,790	9,532
Economic occupancy	94.2%	93.4%	90.2%	87.6%	93.9%	92.8%
Leased occupancy	96.2%	94.6%	93.6%	88.2%	96.1%	93.9%
ABR PSF	$19.26	$18.76	$16.22	$16.98	$19.08	$18.59

The following table represents the geographical diversity of our retail portfolio by ABR and GLA on a pro rata basis as of December 31, 2022.

Market	No. of Properties	ABR	ABR PSF	ABR as % of Total	GLA	GLA as % of Total
Austin-Round Rock, TX	8	$ 32,217	$16.33	18.3 %	2,056	21.0 %
Atlanta Metro Area, GA	10	19,342	19.10	11.1 %	1,058	10.8 %
Miami-Fort Lauderdale-Miami Beach, FL	3	18,480	23.00	10.6 %	859	8.8 %
Dallas-Fort Worth-Arlington, TX	7	16,723	19.86	9.6 %	938	9.6 %
Houston-Sugar Land-Baytown, TX	6	12,987	16.28	7.4 %	904	9.2 %
Raleigh-Cary-Durham, NC	5	12,630	19.34	7.2 %	688	7.0 %
So. California - Los Angeles, CA	3	10,547	20.57	6.0 %	579	5.9 %
Tampa-St. Petersburg, FL	3	8,809	12.85	5.0 %	753	7.7 %
Orlando-Kissimmee, FL	4	8,690	23.66	5.0 %	378	3.9 %
Washington D.C/Richmond Metro Area	3	8,276	24.52	4.7 %	358	3.7 %
Charlotte-Gastonia-Concord, NC	3	8,136	19.65	4.7 %	424	4.3 %
San Antonio, TX	2	5,938	25.26	3.4 %	261	2.7 %
So. California - San Diego, CA	2	5,685	26.06	3.3 %	225	2.3 %
So. California - Inland Empire, CA	2	5,684	23.09	3.3 %	246	2.5 %
Cape Coral-Fort Myers, FL	1	636	10.10	0.4 %	63	0.6 %
Total	62	$ 174,780	$19.08	100 %	9,790	100 %

The following table presents information regarding the top 10 tenants of our retail portfolio by ABR and GLA on a pro rata basis as of December 31, 2022.

Parent Name	Tenant Name/Count	No. of Leases	ABR Pro Rata Portfolio	% of Total ABR	GLA Pro Rata Portfolio	% of Total Occ.GLA
Kroger	Kroger 7 / Kroger Gas 1 / Harris Teeter 3 / Ralphs 3	14	$ 8,277	4.7 %	738	7.5 %
Publix Super Markets, Inc.	Publix 13 / Publix Liquor 3	16	6,885	3.9 %	635	6.5 %
TJX Companies	Marshalls 7 / HomeGoods 4 / TJ Maxx 2	13	4,399	2.5 %	367	3.8 %
Albertsons	Safeway 1 / Tom Thumb 2 / Market Street 2 / Albertsons 1	6	4,303	2.5 %	365	3.7 %
H.E.B.		5	3,669	2.1 %	362	3.7 %
Amazon, Inc.	Whole Foods Market 5	5	2,701	1.5 %	194	2.0 %
BC Partners	Petsmart 7	7	2,375	1.4 %	151	1.5 %
Best Buy		4	2,236	1.3 %	138	1.4 %
Ulta Beauty Inc.		8	1,960	1.1 %	83	0.8 %
Bed Bath & Beyond Inc.	Bed Bath & Beyond 4 / Buy Buy Baby 1	5	1,888	1.1 %	150	1.5 %
		83	38,693	22.1 %	3,183	32.4 %

The following table presents the lease expirations of our economic occupied Pro Rata Combined Retail Portfolio as of December 31, 2022.

Lease Expiration Year	No. of Expiring Leases (a)	GLA of Expiring Leases (square feet)	Percent of Total GLA of Expiring Leases	ABR of Expiring Leases	Percent of Total ABR	Expiring ABR PSF
2023	138	448	4.9 %	$ 9,610	5.2 %	$21.45
2024	184	917	10.0 %	19,552	10.5 %	21.32
2025	178	1,128	12.3 %	20,533	11.0 %	18.20
2026	204	922	10.0 %	20,497	11.0 %	22.23
2027	264	1,926	21.0 %	38,801	20.9 %	20.15
2028	133	811	8.8 %	17,874	9.6 %	22.04
2029	101	579	6.3 %	12,490	6.7 %	21.57
2030	67	349	3.8 %	8,673	4.7 %	24.85
2031	74	502	5.5 %	10,469	5.6 %	20.85
2032	91	568	6.1 %	12,887	6.9 %	22.69
Thereafter	38	1,017	11.0 %	13,910	7.5 %	13.68
Other (b)	11	23	0.3 %	768	0.4 %	33.39
Totals	1,483	9,190	100 %	$ 186,064	100 %	$20.25

(a) No. of expiring leases includes IAGM at 100%.

(b) Other lease expirations include the GLA, ABR and ABR PSF of month-to-month leases.

In preparing the above table, we have not assumed that unexercised contractual lease renewal or extension options contained in our leases will, in fact, be exercised. Our retail business is neither highly dependent on specific retailers nor subject to lease roll-over concentration. We believe this minimizes risk to our retail portfolio from significant revenue variances over time.

Certain of our properties are encumbered by mortgages, totaling $109.8 million as of December 31, 2022. Additional detail about our retail properties can be found on Schedule III – Real Estate and Accumulated Depreciation.

Item 3. Legal Proceedings

We are subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, we believe, based on currently available information, that the final outcome of such matters will not have a material adverse effect on our financial condition, results of operations, or liquidity.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock trades on the NYSE under the ticker symbol "IVT". As of February 1, 2023, there were 24,205 holders of record of shares of our outstanding common stock.

In order to comply with certain requirements related to our qualification as a REIT, our charter, subject to certain exceptions, contains restrictions on the number of shares of our common stock that a person may own. Our charter provides that no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock.

Issuer Purchases of Equity Securities

Share Repurchase Program

On February 23, 2022, we established a share repurchase program (the "SRP") of up to $150.0 million of our outstanding shares of common stock. The SRP may be suspended or discontinued at any time, and does not obligate us to repurchase any dollar amount or particular amount of shares. As of December 31, 2022, no common stock has been repurchased under the SRP.

During the year ended December 31, 2022, certain of the Company's employees surrendered shares of common stock to satisfy tax withholding obligations associated with the vesting of shares of common stock issued under the InvenTrust Properties Corp. 2015 Incentive Award Plan ("Incentive Award Plan").

The following is a summary of all share repurchases during the fourth quarter of 2022:

Period	Total No. of Shares Purchased (a)	Average Price Paid per Share	Total No. of Shares Purchased as Part of Publicly Announced Plans or Programs	Approx. Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - October 31, 2022	—	$ —	—	$ 150,000
November 1 - November 30, 2022	—	$ —	—	$ 150,000
December 1 - December 31, 2022	30,053	$ 23.18	—	$ 150,000

(a) Consists of shares of common stock surrendered to the Company to satisfy tax withholding obligations associated with the vesting of restricted stock units.

Distributions

We have been paying cash distributions since October 2005. Our quarterly distributions are paid one quarter in arrears. Any future determination to pay distributions will be at the discretion of our Board and will depend on our financial condition, capital requirements, restrictions contained in current or future financing instruments, and such other factors as our Board deems relevant. We currently have capacity and intend to continue to pay a quarterly distribution, subject to Board approval.

During the year ended December 31, 2022, we paid cash distributions of $55.3 million. For income tax purposes only, approximately 93.2% of the distributions paid in 2022 will be treated as ordinary dividends and approximately 6.8% will be treated as other forms of distributions. The December 2022 dividend declared, with a record date of December 29, 2022 and payment date of January 13, 2023, will be reported in 2023, and is not reflected in the 2022 tax allocation. The following table denotes the allocation of our distributions paid in 2022 for income tax purposes only.

Record Date	Distributions Payable Date	Total Distribution per Share		Ordinary Dividend Per Share		Return of Capital Per Share		Qualified Dividend Per Share		Sec. 199A Dividend Per Share		Sec. 897 Ordinary Dividend Per Share
12/30/2021	1/14/2022	$	0.205200	$	0.191321	$	0.013879	$	—	$	0.191321	$	0.006489
3/31/2022	4/15/2022		0.205200		0.191321		0.013879		—		0.191321		0.006489
6/30/2022	7/15/2022		0.205200		0.191321		0.013879		—		0.191321		0.006489
9/30/2022	10/14/2022		0.205200		0.191321		0.013879		—		0.191321		0.006489
		$	0.820800	$	0.765284	$	0.055516	$	—	$	0.765284	$	0.025956

During the year ended December 31, 2021, we paid cash distributions of $55.6 million. For income tax purposes only, approximately 71.34% of the distributions paid in 2021 will be treated as ordinary dividends and approximately 28.66% will be treated as other forms of distributions. The December 2021 dividend declared, with a record date of December 30, 2021 and payment date of January 14, 2022, will be reported in 2022, and is not reflected in the 2021 tax allocation. The following table denotes the allocation of our distributions paid in 2021 for income tax purposes only.

Record Date	Distributions Payable Date	Total Distribution per Share		Ordinary Dividend Per Share		Return of Capital Per Share		Qualified Dividend Per Share		Sec. 199A Dividend Per Share		Sec. 897 Ordinary Dividend Per Share
12/30/2020	1/15/2021	$	0.018975	$	0.013537	$	0.005438	$	—	$	0.013537	$	0.000336
3/31/2021	4/15/2021		0.019550		0.013948		0.005602		—		0.013948		0.000347
6/30/2021	7/15/2021		0.019550		0.013948		0.005602		—		0.013948		0.000347
9/30/2021	10/7/2021		0.195500		0.139477		0.056023		—		0.139477		0.003465
		$	0.253575	$	0.180910	$	0.072665	$	—	$	0.180910	$	0.004495

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph depicts the total cumulative stockholder return of the Company's common stock from October 12, 2021, the first day of trading of our common stock on the NYSE, through December 31, 2022, relative to the performance of the FTSE National Association of Real Estate Investment Trusts Equity REITs Index (the "FTSE NAREIT Equity Index"), the FTSE National Association of Real Estate Investment Trusts Equity Shopping Centers Index (the "FTSE NAREIT Shopping Centers Index"), and the Standard and Poor's 500 Stock Index (S&P 500 Index). The graph assumes an initial investment of $100.00 at the first NYSE trade price of $23.61 on October 12, 2021 and that all dividends paid by companies included in these indices have been reinvested. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.



Ticker / Index	10/12/2021	12/31/2021	3/31/2022	6/30/2022	9/30/2022	12/30/2022
IVT	$100.00	$116.32	$132.22	$111.66	$93.22	$104.34
FSTE NAREIT Equity Index	100.00	112.75	108.36	89.98	81.03	85.28
FSTE NAREIT Shopping Centers Index	100.00	107.87	106.96	87.60	80.18	94.34
S&P 500 Index	100.00	109.88	104.83	87.95	83.65	89.98

Recent Sales of Unregistered Securities

None.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis relates to the operations of the Company for the years ended December 31, 2022 and 2021 and its financial position as of December 31, 2022 and 2021. Discussion of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Annual Report can be found in "*Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*" of our Annual Report on Form 10-K for the year ended December 31, 2021. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report. This discussion contains forward-looking statements about our business. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in *"Forward-Looking Statements"* and *"Part I-Item 1A. Risk Factors"* contained in this Annual Report and in our other reports that we file from time to time with the SEC.

Executive Summary

InvenTrust is a premier Sun Belt, multi-tenant essential retail REIT that owns, leases, redevelops, acquires, and manages grocery-anchored neighborhood and community centers, as well as high-quality power centers that often have a grocery component. We pursue our business strategy by:

- Acquiring retail properties in Sun Belt markets;

- Opportunistically disposing of retail properties;

- Maintaining a flexible capital structure; and

- Enhancing our environmental, social and governance practices and standards.

Current Strategy and Outlook

InvenTrust focuses on Sun Belt grocery-anchored neighborhood and community centers, and select power centers that often have a grocery component, in markets with favorable demographics, including above average growth in population, employment, income and education levels. We believe these conditions create favorable demand characteristics for grocery-anchored and necessity-based essential retail centers, which will position us to capitalize on potential future rent increases while benefiting from sustained occupancy at our centers. Our strategically located regional field offices are within a two-hour drive of over 95% of our properties which affords us the ability to respond to the needs of our tenants and provides us with in-depth local market knowledge. We believe that our Sun Belt portfolio of high quality grocery-anchored assets is a distinct differentiator for us in the marketplace.

Evaluation of Financial Condition and Operating Results

Historically, management has evaluated our financial condition and operating performance by focusing on the following financial and non-financial indicators, discussed in further detail herein:

- Net Operating Income ("NOI") and Same Property NOI, supplemental non-GAAP measures;

- NAREIT Funds From Operations ("NAREIT FFO") Applicable to Common Shares and Dilutive Securities, a supplemental non-GAAP measure;

- Core FFO Applicable to Common Shares and Dilutive Securities, a supplemental non-GAAP measure;

- Cash flow from operations as determined in accordance with GAAP;

- Economic and leased occupancy and rental rates;

- Leasing activity and lease rollover;

- Operating expense levels and trends;

- General and administrative expense levels and trends;

- Debt maturities and leverage ratios; and

- Liquidity levels.

Recent Developments

Acquisitions and Mortgage Assumptions

During the year ended December 31, 2022, we acquired the following properties:

Date	Property	Grocer Anchor	Metropolitan Area	Square Feet	Gross Acquisition Price	Assumption of Mortgage Debt
February 2, 2022	Shops at Arbor Trails	Costco, Whole Foods Market	Austin-Round Rock, TX	357	$ 112,190	$ 31,500
February 2, 2022	Escarpment Village	HEB	Austin-Round Rock, TX	170	77,150	26,000
April 21, 2022	The Highlands of Flower Mound (a)	Target	Dallas-Fort Worth-Arlington, TX	175	38,000	22,880
May 4, 2022	Bay Landing	The Fresh Market	Cape Coral-Fort Myers, FL	63	10,425	—
June 10, 2022	Kyle Marketplace - Outparcel	N/A	Austin-Round Rock, TX	—	705	—
October 28, 2022	Eastfield Village	Food Lion	Charlotte-Gastonia-Concord, NC	96	22,500	—
December 16, 2022	Stone Ridge Market (a)	HEB Plus	San Antonio, TX	219	58,100	—
Total				1,080	$ 319,070	$ 80,380

(a) We acquired these properties from our joint venture, IAGM.

Dispositions

During the year ended December 31, 2022, we disposed of the following properties:

Date	Property	Metropolitan Area	Square Feet	Disposition Price	Gain on Sale
June 30, 2022	Centerplace of Greeley	Denver, CO	152	$ 37,550	$ 25,147
June 30, 2022	Cheyenne Meadows	Denver, CO	90	17,900	11,709
December 15, 2022	The Shops at Walnut Creek (a)	Denver, CO	225	55,000	1,393
Total			467	$ 110,450	$ 38,249

(a) The property's buyer assumed a $28.6 million mortgage payable secured by the property. We recognized a loss on debt extinguishment of $0.08 million related to the buyer's assumption.

IAGM Dispositions and Mortgage Payoffs

During the year ended December 31, 2022, IAGM disposed of the following properties:

Date	Property	Metropolitan Area	Square Feet	Gross Disposition Price	Gain (Loss) on Sale	Our Share of Gain (Loss) on Sale
March 3, 2022	Price Plaza (a)	Houston-Sugar Land-Baytown, TX	206	$ 39,100	$ 3,751	$ 2,063
April 21, 2022	The Highlands of Flower Mound (b)	Dallas-Fort Worth-Arlington, TX	175	38,000	1,244	684
December 16, 2022	Stone Ridge Market (b)(c)	San Antonio, TX	219	58,100	12,287	6,758
December 22, 2022	Stables Town Center I (d)	Houston-Sugar Land-Baytown, TX	43	7,800	(244)	(135)
Total			643	$ 143,000	$ 17,038	$ 9,370

(a) The property's buyer assumed a $17.8 million mortgage payable secured by the property.

(b) These properties were acquired by the Company.

(c) IAGM paid off the property's $28.1 million mortgage payable with proceeds from the sale.

(d) IAGM paid down $5.4 million of the senior secured pooled loan with proceeds from the sale.

Share Repurchase Program

On February 23, 2022, we established a share repurchase program (the "SRP") of up to $150.0 million of our outstanding shares of common stock. The SRP may be suspended or discontinued at any time, and does not obligate us to repurchase any dollar amount or particular amount of shares. As of December 31, 2022, we have not repurchased any common stock under the SRP.

Debt

On March 4, 2022, we paid off a $22.3 million mortgage payable at Pavilion at La Quinta using cash on hand and recognized a loss on debt extinguishment of $0.1 million.

On October 6, 2022, we paid off a $24.7 million mortgage payable secured by University Oaks Shopping Center with cash on hand and recognized a loss on debt extinguishment of $0.01 million.

ATM Program

On March 7, 2022,we established an at-the-market equity offering program (the "ATM Program") pursuant to which we may sell from time to time up to an aggregate of $250.0 million shares of our common stock. In connection with the ATM Program, we may sell shares of our common stock to or through sales agents, or may enter into separate forward sale agreements with one of the agents, or one of their respective affiliates, as a forward purchaser. As of December 31, 2022, the Company has not sold any common stock under the ATM Program.

Reduction of Authorized Shares

On April 28, 2022, we filed an amendment to our charter to decrease the number of authorized shares of common stock from 1,460,000,000 to 146,000,000, in proportion with the one-for-ten reverse stock split effected by the Company on August 5, 2021. The authorized shares of preferred stock remain at 40,000,000. The authorized shares of common stock have been retroactively adjusted within the accompanying consolidated financial statements to give effect to the reduction as of December 31, 2022.

Credit Agreements

On May 11, 2022, we transitioned our revolving credit agreement and term loan agreement from the London Inter-bank Offered Rate ("LIBOR") which repriced monthly ("1-Month LIBOR"), to a Secured Overnight Financing Rate ("SOFR") which reprices monthly ("1-Month Term SOFR").

On June 3, 2022, in connection with and upon effectiveness of the Note Purchase Agreement (as defined below) and in accordance with the terms of the Amended Term Loan Credit Agreement and Amended Revolving Credit Agreement, each of the administrative agents under such agreements released all of the subsidiary guarantors from their guaranty obligations that were previously made for the benefit of the lenders under such agreements.

Senior Notes

On August 11, 2022, we issued $250.0 million aggregate principal amount of senior notes in a private placement, of which (i) $150.0 million are designated as 5.07% Senior Notes, Series A, due August 11, 2029 (the "Series A Notes") and (ii) $100.0 million are designated as 5.20% Senior Notes, Series B, due August 11, 2032 (the "Series B Notes" and, together with the Series A Notes, the "Notes") pursuant to a note purchase agreement (the "Note Purchase Agreement"), dated June 3, 2022, between the Company and the various purchasers named therein. The Notes were issued at par in accordance with the Note Purchase Agreement and pay interest semiannually on February 11th and August 11th until their respective maturities.

We may prepay at any time all or any part of, the Notes, in an amount not less than 5% of the aggregate principal amount of any series of the Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount prepaid plus accrued interest and a Make-Whole Amount (as defined in the Note Purchase Agreement). The Notes will be required to be absolutely and unconditionally guaranteed by certain subsidiaries of the Company that guarantee certain material credit facilities of the Company. Currently, there are no subsidiary guarantees of the Notes.

Our Retail Portfolio

Our wholly-owned and managed retail properties include grocery-anchored community and neighborhood centers and power centers, including those classified as necessity-based. As of December 31, 2022, we owned or had an interest in 62 retail properties with a GLA of approximately 10.3 million square feet, which includes 4 retail properties with a GLA of approximately 1.1 million square feet owned through the Company's 55% ownership interest in an unconsolidated joint venture, IAGM.

The following table summarizes our retail portfolio, on a wholly-owned, IAGM, and pro rata combined basis, as of December 31, 2022 and 2021.

	Wholly-Owned Retail Properties		IAGM Retail Properties		Pro Rata Combined Retail Portfolio	
	2022	2021	2022	2021	2022	2021
No. of properties	58	55	4	7	62	62
GLA (square feet)	9,171	8,560	1,125	1,768	9,790	9,532
Economic occupancy	94.2%	93.4%	90.2%	87.6%	93.9%	92.8%
Leased occupancy	96.2%	94.6%	93.6%	88.2%	96.1%	93.9%
ABR PSF	$19.26	$18.76	$16.22	$16.98	$19.08	$18.59

Retail Portfolio Summary by Center Type

Our retail properties consist of community and neighborhood centers and power centers.

- Community and neighborhood centers are generally open-air and designed for tenants that offer a wide array of merchandise and services, including groceries, soft goods and convenience-oriented offerings. Our community centers contain large anchor stores and a significant presence of national retail tenants. Our neighborhood centers are generally smaller open-air centers with a grocery store anchor and/or drugstore and other small service-type retailers.

- Power centers are generally larger and consist of several anchors, such as discount department stores, off-price stores, specialty grocers and warehouse clubs. Typically, the number of specialty tenants is limited and most are national or regional in scope.

The following tables summarize our retail portfolio, by center type, as of December 31, 2022 and 2021.

Community and neighborhood centers

	Wholly-Owned Retail Properties		IAGM Retail Properties		Pro Rata Combined Retail Portfolio	
	2022	2021	2022	2021	2022	2021
No. of properties	46	43	4	5	50	48
GLA (square feet)	5,647	4,984	1,125	1,387	6,266	5,747
Economic occupancy	95.0%	94.1%	90.2%	86.1%	94.5%	93.1%
Leased occupancy	96.9%	95.0%	93.6%	86.8%	96.6%	93.9%
ABR PSF	$20.36	$19.93	$16.22	$17.02	$19.98	$19.57

Power centers

	Wholly-Owned Retail Properties		IAGM Retail Properties		Pro Rata Combined Retail Portfolio	
	2022	2021	2022	2021	2022	2021
No. of properties	12	12	—	2	12	14
GLA (square feet)	3,524	3,576	—	381	3,524	3,785
Economic occupancy	92.9%	92.3%	—%	93.1%	92.9%	92.3%
Leased occupancy	95.1%	93.9%	—%	93.1%	95.1%	93.9%
ABR PSF	$17.45	$17.10	$—	$16.85	$17.45	$17.08

Same Property Retail Portfolio Summary

Properties classified as same property were owned for the entirety of both periods presented ("Same Properties"). The following table summarizes the GLA, economic occupancy and ABR PSF of Same Properties included in our retail portfolio for the years ended December 31, 2022 and 2021.

	Wholly-Owned Retail Properties		IAGM Retail Properties		Pro Rata Combined Retail Portfolio	
	2022	2021	2022	2021	2022	2021
No. of properties	51	51	4	4	55	55
GLA (square feet)	7,859	7,860	1,125	1,125	8,477	8,479
Economic occupancy	94.6%	93.6%	90.2%	86.6%	94.3%	93.1%
Leased occupancy	96.2%	94.9%	93.6%	87.2%	96.1%	94.3%
ABR PSF	$19.44	$18.82	$16.22	$15.64	$19.22	$18.60

Leasing Activity, Pro Rata Combined Retail Portfolio

The following tables summarize the leasing activity for leases that were executed during the year ended December 31, 2022, compared with expiring or expired leases for the same or previous tenant for renewals and the same unit for new leases at the 62 properties in our Pro Rata Combined Retail Portfolio. These tables do not include rent deferral lease amendments executed as a result of the impact of the COVID-19 pandemic.

In our Pro Rata Combined Retail Portfolio, we had GLA totaling 1.63 million square feet expiring during the year ended December 31, 2022, of which 1.47 million square feet was re-leased. This achieved a retention rate of approximately 90.2%.

	No. of Leases Executed for the year ended Dec. 31, 2022	GLA SF (in thousands)	New Contractual Rent ($PSF)(b)	Prior Contractual Rent ($PSF)(b)	% Change over Prior Lease Rent (b)	Weighted Average Lease Term (Years)	Tenant Improvement Allowance ($PSF)	Lease Commissions ($PSF)
All tenants								
Comparable Renewal Leases (a)	175	828	$20.91	$19.75	5.9%	5.5	$0.17	$—
Comparable New Leases (a)	21	142	$18.74	$14.53	29.0%	12.2	$23.69	$7.12
Non-Comparable Renewal and New Leases	72	343	$18.45	N/A	N/A	7.2	$26.14	$6.51
Total	268	1,313	$20.59	$18.99	8.4%	6.7	$9.50	$2.47
Anchor tenants (leases ten thousand square feet and over)								
Comparable Renewal Leases (a)	20	511	$12.35	$11.67	5.8%	5.5	$0.10	$—
Comparable New Leases (a)	4	112	$13.87	$10.22	35.7%	13.3	$23.30	$5.31
Non-Comparable Renewal and New Leases	7	192	$9.00	N/A	N/A	6.3	$21.36	$2.90
Total	31	815	$12.62	$11.41	10.6%	6.8	$8.29	$1.41
Small shop tenants (leases under ten thousand square feet)								
Comparable Renewal Leases (a)	155	317	$34.73	$32.78	5.9%	5.4	$0.28	$—
Comparable New Leases (a)	17	30	$36.79	$30.50	20.6%	8.3	$25.15	$13.86
Non-Comparable Renewal and New Leases	65	151	$30.42	N/A	N/A	8.5	$32.19	$11.07
Total	237	498	$34.91	$32.58	7.2%	6.5	$11.49	$4.21

(a) Comparable leases are leases that meet all of the following criteria: terms greater than or equal to one year, unit was vacant less than one year prior to executed lease, square footage of unit remains unchanged or within 10% of prior unit square footage, and has a rent structure consistent with the previous tenant.

(b) Non-comparable leases are not included in totals.

Results of Operations

Comparison of results for the years ended December 31, 2022 and 2021

We generate substantially all of our earnings from property operations. Since January 1, 2021, we have acquired seven retail properties and disposed of four retail properties.

The following table presents the changes in our income for the years ended December 31, 2022 and 2021.

| | Year ended December 31, | | | | | |
	2022		2021		Increase (Decrease)	
Income						
Lease income, net	$	232,980	$	207,350	$	25,630
Other property income		1,161		1,087		74
Other fee income		2,566		3,542		(976)
Total income	$	236,707	$	211,979	$	24,728

Lease income, net increased $25.6 million as a result of increases from properties acquired of $18.4 million, decreases from properties disposed of $3.3 million, and the following activity related to our Same Properties:

- $6.7 million of increased minimum rent attributable to increased occupancy levels and rental rates and $1.8 million of rent abatements in 2021 related to the COVID-19 pandemic,

- $2.1 million of increased recoveries associated with common area maintenance, insurance, and real estate taxes, primarily attributable to tax refunds reflected in 2021 tenant charges,

- $1.1 million of increased amortization of market lease intangibles and straight-line rent adjustments,

- $1.0 million of increased percentage rent attributable to grocers experiencing heightened sales volumes, and was partially offset by:

- $2.2 million of net changes in credit losses and related reversals primarily attributable to lump sum rent collections from our cash basis tenants in 2021 pertaining to prior period rent charges.

Other fee income decreased $1.0 million primarily as a result of real estate sales within IAGM.

The following table presents the changes in our operating expenses for the years ended December 31, 2022 and 2021.

| | Year ended December 31, | | | | | |
	2022		2021		Increase (Decrease)	
Operating expenses						
Depreciation and amortization	$	94,952	$	87,143	$	7,809
Property operating		40,239		32,788		7,451
Real estate taxes		32,925		31,312		1,613
General and administrative		33,342		38,192		(4,850)
Direct listing costs		—		19,769		(19,769)
Total operating expenses	$	201,458	$	209,204	$	(7,746)

Depreciation and amortization increased $7.8 million as a result of:

- $13.4 million of increases from properties acquired, and was partially offset by:

- $1.4 million of decreases from properties disposed, and

- $4.2 million of decreased in-place lease intangible amortization for our Same Properties.

Property operating expenses increased $7.5 million as a result of:

- $4.4 million of increased costs relating to repairs, maintenance, and landscaping for our Same Properties,

- $3.4 million of increases from properties acquired, and was partially offset by:

- $0.3 million of decreases from properties disposed.

Real estate taxes increased $1.6 million as a result of:

- $3.4 million of increased real estate taxes from properties acquired, and was partially offset by:

- $1.0 million of decreased real estate taxes from properties disposed, and

- $0.8 million of decreased real estate taxes for our Same Properties, primarily attributable to tax refunds.

General and administrative expenses decreased $4.9 million as a result of:

- $2.7 million of long-term incentive plan costs in 2021 related to the expected retirement of its former President and Chief Executive Officer and the appointment of certain executives in establishing a plan of succession,

- $1.2 million of decreased other compensation costs, and

- $1.0 million of decreased non-compensation costs.

During the year ended December 31, 2021, we recognized $19.8 million of expense relating to the direct listing of our common stock on the NYSE.

The following table presents the changes in our other income and expenses for the years ended December 31, 2022 and 2021.

		Year ended December 31,			
		2022		2021	Change, net
Other income (expense)					
Interest expense, net	$	(26,777)	$	(16,261) $	(10,516)
Loss on extinguishment of debt		(181)		(400)	219
Gain on sale of investment properties, net		38,249		1,522	36,727
Equity in earnings of unconsolidated entities		3,663		6,398	(2,735)
Other income and expense, net		2,030		606	1,424
Total other income (expense), net	$	16,984	$	(8,135) $	25,119

Interest expense, net

Interest expense, net, increased $10.5 million primarily as a result of:

- $5.0 million of increased interest expense generated from the private placement of our senior notes,

- $3.0 million of increased interest expense generated from the fluctuations in our line of credit balances and interest rates on our corporate credit facilities,

- $2.7 million of increased interest expense from the assumption of mortgages on Shops at Arbor Trails, Escarpment Village, and the Highlands of Flower Mound of $31.5 million, $26.0 million, and $22.9 million, respectively,

- $1.0 million of increased amortization of debt issuance costs, and was partially offset by:

- $1.2 million of decreased interest expense from the pay-off of mortgages on Pavilion at LaQuinta and University Oaks Shopping Center of $22.3 million, and $24.7 million, respectively.

Loss on extinguishment of debt

During the year ended December 31, 2022, we recognized an aggregate loss of $0.2 million on the extinguishment of total mortgages payable of $75.6 million on three retail properties. During the year ended December 31, 2021, we recognized a loss of $0.4 million in connection with amending our corporate debt facilities.

Gain on sale of investment properties, net

During the year ended December 31, 2022, we recognized a gain of $38.2 million on the sale of three retail properties. During the year ended December 31, 2021, we recognized a gain of $1.5 million on the sale of one retail property and the completion of partial condemnations at four retail properties.

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities decreased $2.7 million primarily as a result of decreased earnings from property operations of $2.3 million and decreased gains on sales of properties of $1.3 million, which were partially offset by decreased interest expense of $0.9 million. The aforementioned amounts represent our proportionate share of the activity.

Other income and expense, net

Other income and expense, net increased $1.4 million primarily as a result of increased interest income earned on cash and cash equivalents.

Net Operating Income

We evaluate the performance of our retail properties based on NOI, which excludes general and administrative expenses, direct listing costs, depreciation and amortization, provision for asset impairment, other income and expense, net, gains (losses) from sales of properties, gains (losses) on extinguishment of debt, interest expense, net, equity in earnings (losses) from unconsolidated entities, lease termination income and expense, and GAAP rent adjustments such as straight-line rent adjustments, amortization of market lease intangibles, and amortization of lease incentives ("GAAP Rent Adjustments"). We bifurcate NOI into Same Property NOI and NOI from other investment properties based on whether the underlying retail properties meet our same property criteria.

We believe the supplemental non-GAAP financial measures of NOI, same property NOI, and NOI from other investment properties provide added comparability across periods when evaluating our financial condition and operating performance that is not readily apparent from "Operating income" or "Net income" in accordance with GAAP.

Comparison of Same Property results for the years ended December 31, 2022 and 2021

A total of 51 wholly-owned retail properties met our Same Property criteria for the years ended December 31, 2022 and 2021. The following table presents the reconciliation of net income or loss, the most directly comparable GAAP measure, to NOI, Same Property NOI, and Pro Rata Same Property NOI for the years ended December 31, 2022 and 2021:

	Year ended December 31,		
	2022	2021	Change, net
Net income (loss)	$ 52,233	$ (5,360)	$ 57,593
Adjustments to reconcile to non-GAAP metrics:			
Other income and expense, net	(2,030)	(606)	(1,424)
Equity in earnings of unconsolidated entities	(3,663)	(6,398)	2,735
Interest expense, net	26,777	16,261	10,516
Loss on extinguishment of debt	181	400	(219)
Gain on sale of investment properties, net	(38,249)	(1,522)	(36,727)
Depreciation and amortization	94,952	87,143	7,809
General and administrative	33,342	38,192	(4,850)
Direct listing costs	—	19,769	(19,769)
Other fee income	(2,566)	(3,542)	976
Adjustments to NOI (a)	(9,743)	(7,528)	(2,215)
NOI	151,234	136,809	14,425
NOI from other investment properties	(18,042)	(9,368)	(8,674)
Same Property NOI	133,192	127,441	5,751
IAGM Same Property NOI at share	7,885	7,380	505
Pro Rata Same Property NOI	$ 141,077	$ 134,821	$ 6,256

(a) Adjustments to NOI include termination fee income and expense and GAAP Rent Adjustments.

Comparison of the components of Same Property NOI for the years ended December 31, 2022 and 2021

	Year ended December 31,		Change	Variance
	2022	2021		
Lease income, net	$ 194,849	$ 185,502	$ 9,347	5.0%
Other property income	1,123	1,087	36	3.3%
	195,972	186,589	9,383	5.0%
Property operating expenses	35,085	30,681	4,404	14.4%
Real estate taxes	27,695	28,467	(772)	(2.7)%
	62,780	59,148	3,632	6.1%
Same Property NOI	$ 133,192	$ 127,441	$ 5,751	4.5%

Same Property NOI increased by $5.8 million, or 4.5%, when comparing the year ended December 31, 2022 to the same period in 2021, and was primarily a result of:

- $6.7 million of increased minimum rent attributable to increased occupancy levels and rental rates and $1.8 million of rent abatements in 2021 related to the COVID-19 pandemic,

- $1.0 million of increased percentage rent attributable to grocers experiencing heightened sales volumes,

- $1.1 million of decreased real estate tax expense, net of associated recoveries, primarily attributable to tax refunds, and was offset by:

- $2.2 million of net changes in credit losses and related reversals primarily attributable to lump sum rent collections from our cash basis tenants in 2021 pertaining to prior period rent charges,

- $1.4 million of increased operating expense, net of associated recoveries, primarily attributable to increased repairs, maintenance, and landscaping costs, and

- $1.2 million of increased non-recoverable operating expenses, primarily attributable to tenant lease negotiations.

Funds From Operations

The National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group, has promulgated a widely accepted non-GAAP financial measure of operating performance known as Funds From Operations ("NAREIT FFO"). Our NAREIT FFO is net income (or loss) in accordance with GAAP, excluding gains (or losses) resulting from dispositions of properties, plus depreciation and amortization and impairment charges on depreciable real property. Adjustments for IAGM are calculated to reflect our proportionate share of the joint venture's funds from operations on the same basis.

In calculating NAREIT FFO, impairment charges of depreciable real estate assets are added back even though the impairment charge may represent a permanent decline in value due to the decreased operating performance of the applicable property. Furthermore, because gains and losses from sales of property are excluded from NAREIT FFO, it is consistent and appropriate that impairments, which are often early recognition of losses on prospective sales of property, also be excluded. If evidence exists that a loss reflected in the investment of an unconsolidated entity is due to the impairment of depreciable real estate assets, our share of these impairments is added back to net income in the determination of NAREIT FFO.

We believe NAREIT FFO Applicable to Common Shares and Dilutive Securities, when considered with the financial statements determined in accordance with GAAP, is helpful to investors in understanding our performance because the historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative.

Core Funds From Operations ("Core FFO") is an additional supplemental non-GAAP financial measure of our operating performance. In particular, Core FFO provides an additional measure to compare the operating performance of different REITs without having to account for certain remaining amortization assumptions within NAREIT FFO and other unique revenue and expense items which some may consider not pertinent to measuring a particular company's on-going operating performance. In that regard, we use Core FFO as an input to our compensation plan to determine cash bonuses and measure the achievement of certain performance-based equity awards.

Our adjustments to NAREIT FFO to arrive at Core FFO include removing the impact of (i) amortization of debt discounts and financing costs, (ii) amortization of market-lease intangibles and inducements, net, (iii) depreciation and amortization of corporate assets, (iv) straight-line rent adjustments, (v) gains (or losses) resulting from debt extinguishments (vi) other non-operating revenue and expense items which, in our judgement, are not pertinent to measuring on-going operating performance, (vii) adjustments for IAGM to reflect our share of the ventures' Core FFO on the same basis. Our calculation of Core FFO Applicable to Common Shares and Dilutive Securities does not consider any capital expenditures.

Other REITs may use alternative methodologies for calculating similarly titled measures, which may not be comparable to our definition and calculation of NAREIT FFO Applicable to Common Shares and Dilutive Securities or Core FFO Applicable to Common Shares and Dilutive Securities. Furthermore, NAREIT FFO and Core FFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as alternatives to net income as an indication of our performance. NAREIT FFO and Core FFO should not be considered as alternatives to our cash flows from operating, investing, and financing activities. Nor should NAREIT FFO and Core FFO be considered as measures of liquidity, our ability to make cash distributions, or our ability to service our debt.

NAREIT FFO Applicable to Common Shares and Dilutive Securities and Core FFO Applicable to Common Shares and Dilutive Securities is calculated as follows:

| | Year ended December 31, | |
	2022	2021
Net income (loss)	$ 52,233	$ (5,360)
Depreciation and amortization related to investment properties	94,142	86,257
Gain on sale of investment properties, net	(38,249)	(1,522)
Unconsolidated joint venture adjusting items, net (a)	3,850	4,713
NAREIT FFO Applicable to Common Shares and Dilutive Securities	111,976	84,088
Amortization of market-lease intangibles and inducements, net	(5,589)	(4,318)
Straight-line rent adjustments, net	(3,815)	(2,805)
Direct listing costs	—	19,769
Adjusting items, net (b)	2,798	2,201
Unconsolidated joint venture adjusting items, net (c)	582	672
Core FFO Applicable to Common Shares and Dilutive Securities	$ 105,952	$ 99,607
Weighted average common shares outstanding - basic	67,406,233	71,072,933
Dilutive effect of unvested restricted shares (d)	119,702	—
Weighted average common shares outstanding - diluted	67,525,935	71,072,933
Net income (loss) per common share	$ 0.77	$ (0.08)
Per share adjustments for NAREIT FFO Applicable to Common Shares and Dilutive Securities	0.89	1.26
NAREIT FFO Applicable to Common Shares and Dilutive Securities per share	$ 1.66	$ 1.18
Per share adjustments for Core FFO Applicable to Common Shares and Dilutive Securities	(0.09)	0.22
Core FFO Applicable to Common Shares and Dilutive Securities per share	$ 1.57	$ 1.40

(a) Represents our share of depreciation, amortization, impairment, and gains on sale related to investment properties held in IAGM.

(b) Adjusting items, net, are primarily loss on extinguishment of debt, amortization of debt discounts and financing costs, depreciation and amortization of corporate assets, and non-operating income and expenses, net, which includes items which are not pertinent to measuring on-going operating performance, such as miscellaneous and settlement income.

(c) Represents our share of amortization of market lease intangibles and lease inducements, net, straight-line rent adjustments, net and adjusting items, net related to IAGM.

(d) For purposes of calculating non-GAAP per share metrics, the same denominator is used as that which would be used in calculating diluted earnings per share in accordance with GAAP. For the year ended December 31, 2021, unvested restricted shares were antidilutive and therefore excluded from the denominator in the diluted earnings per share calculation in accordance with GAAP.

Critical Accounting Estimates

General

The accompanying consolidated financial statements have been prepared in accordance with GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates, judgments, and assumptions are required in a number of areas, including, but not limited to, evaluating the collectability of accounts receivable, allocating the purchase price of acquired retail properties, and evaluating the impairment of long-lived assets. We base these estimates, judgments and assumptions on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Revenue Recognition

Credit Losses

We review the collectability of amounts due from our tenants on a regular basis. Such reviews consider the tenant's financial condition and payment history and other economic conditions impacting the tenant. Changes in collectability occur when we no longer believes it is probable that substantially all the lease payments will be collected over the term of the lease.

If collection is not probable, regardless of whether we have entered into an amendment to provide the tenant with rent relief, the lease payments will be accounted for on a cash basis, and revenue will be recorded as cash is received. If reassessed, and the collection of substantially all of the lease payments from the tenant becomes probable, the accrual basis of revenue recognition is reestablished.

The provision for estimated credit losses resulting from changes in the expected collectability of lease payments, including variable payments, is recognized as a direct adjustment to lease income, and a direct write-off of the operating lease receivables, including straight-line rent receivable.

Acquisition of Real Estate

We evaluate the inputs, processes and outputs of each asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are expensed. If an acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and amortized over the useful life of the acquired assets. Generally, our acquisitions of real estate qualify as asset acquisitions.

We allocate the purchase price of real estate to land, building, other building improvements, tenant improvements, intangible assets and liabilities (such as the value of above- and below-market leases, in-place leases and origination costs associated with in-place leases). The values of above- and below-market leases are recorded as intangible assets and intangible liabilities, respectively, and are amortized as either a decrease (in the case of above-market leases) or an increase (in the case of below-market leases) to lease income, net over the remaining term of the associated tenant lease. The values, if any, associated with in-place leases are recorded in intangible assets and are amortized to depreciation and amortization expense over the remaining lease term.

The difference between the contractual rental rates and our estimate of market rental rates is measured over a period equal to the remaining non-cancelable term of the leases plus the term of any below-market renewal options. For the amortization period, the remaining term of leases with renewal options at terms below market reflect the assumed exercise of such below-market renewal options, if reasonably assured.

If a tenant vacates its space prior to the contractual expiration of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible asset or liability is written off. Tenant improvements are depreciated and origination costs are amortized over the remaining term of the lease or charged against earnings if the lease is terminated prior to its contractual expiration date.

With the assistance of a third-party valuation specialist, we perform the following procedures for assets acquired:

- Estimate the value of the property "as if vacant" as of the acquisition date;

- Allocate the value of the property among land, building, and other building improvements and determine the associated useful life for each;

- Calculate the value and associated life of above- and below-market leases on a tenant-by-tenant basis. The difference between the contractual rental rates and our estimate of market rental rates is measured over a period equal to the remaining term of the leases (using a discount rate which reflects the risks associated with the leases acquired, including geographical location, size of leased area, tenant profile and credit risk);

- Estimate the fair value of the tenant improvements, legal costs and leasing commissions incurred to obtain the leases and calculate the associated useful life for each;

- Estimate the fair value of assumed debt, if any; and

- Estimate the intangible value of the in-place leases based on lease execution costs of similar leases as well as lost rent payments during an assumed lease-up period and their associated useful lives on a tenant-by-tenant basis.

Impairment of Long Lived Assets

We assess the carrying values of our long-lived tangible and intangible assets whenever events or changes in circumstances indicate that they may not be fully recoverable. An example of an event or changed circumstance is a reduction in the expected holding period of a property. When such event or circumstances occur, if it is expected that the carrying value is not recoverable, because the expected undiscounted cash flows do not exceed that carrying value, we recognize an impairment loss to the extent that the carrying value exceeds the estimated fair value. The valuation and possible subsequent impairment of investment properties is a significant estimate that can and does change based on our continuous process of analyzing each property's economic condition over time and reviewing and updating assumptions about uncertain inherent factors, including observable inputs such as contractual revenues and unobservable inputs such as forecasted revenues and expenses, estimated net disposition proceeds, discount and capitalization rates. These unobservable inputs are based on market conditions and the property's expected growth rates. Assumptions and estimates about future cash flows and discount and capitalization rates are complex and subjective. Changes in economic and operating conditions and in our ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in additional impairment.

Our assessment of expected hold period for investment properties evaluated for impairment is of particular significance because of the material impact it has on the evaluation of the property's recoverability. Changes in our disposition strategy or changes in the marketplace may alter the expected hold period of a property which may result in an impairment loss and such loss could be material to the Company's financial condition or operating performance.

Liquidity and Capital Resources

Development, Re-development, Capital Expenditures and Leasing Activities

The following table summarizes capital resources used through development and re-development, capital expenditures, and leasing activities at our retail properties owned during the year ended December 31, 2022. These costs are classified as cash used in capital expenditures and tenant improvements and investment in development and re-development projects on the consolidated statements of cash flows during the year ended December 31, 2022.

	Development and Re-development		Capital Expenditures		Leasing		Total	
Direct costs	$	8,374 (a)	$	10,771	$	7,185 (c)	$	26,330
Indirect costs		1,087 (b)		1,464		—		2,551
Total	$	9,461	$	12,235	$	7,185	$	28,881

(a)   Direct development and re-development costs relate to construction of buildings at our retail properties.

(b)   Indirect development and re-development costs relate to capitalized interest, real estate taxes, insurance, and payroll attributed to improvements at our retail properties.

(c)   Direct leasing costs relate to improvements to a tenant space that are either paid directly by us or reimbursed to the tenants.

Short-Term Liquidity and Capital Resources

On a short-term basis, our principal uses for funds are to pay our operating and corporate expenses, interest and principal on our indebtedness, property capital expenditures, and to make distributions to our stockholders.

Our ability to maintain adequate liquidity for our operations in the future is dependent upon a number of factors, including our revenue, macroeconomic conditions, our ability to contain costs, including capital expenditures, and to collect rents and other receivables, and various other factors, many of which are beyond our control. We will continue to monitor our liquidity position and may seek to raise funds through debt or equity financing in the future to fund operations, significant investments or acquisitions that are consistent with our strategy. Our ability to raise these funds may also be diminished by other macroeconomic factors.

Long-Term Liquidity and Capital Resources

Our objectives are to maximize revenue generated by our retail platform, to further enhance the value of our retail properties to produce attractive current yield and long-term returns for our stockholders, and to generate sustainable and predictable cash flow from our operations to distribute to our stockholders.

Any future determination to pay distributions will be at the discretion of our Board and will depend on our financial condition, capital requirements, restrictions contained in current or future financing instruments, and such other factors as our Board deems relevant. In November 2022, our Board approved an increase to our annual distribution rate effective for the quarterly distribution paid in April 2023.

Our primary sources and uses of capital are as follows:

Sources
- Operating cash flows from our real estate investments;
- Distributions from our joint venture investment;
- Proceeds from sales of properties;
- Proceeds from mortgage loan borrowings on properties;
- Proceeds from corporate borrowings and debt financings;
- Proceeds from any ATM Program activities; and
- Proceeds from our Series A and Series B Notes offering.

Uses
- To invest in properties or fund acquisitions;
- To fund development, re-development, maintenance and capital expenditures or leasing incentives;
- To make distributions to our stockholders;
- To service or pay down our debt;
- To pay our operating expenses;
- To repurchase shares of our common stock; and
- To fund other general corporate uses.

We believe our listing on the NYSE will facilitate supplementing these sources by selling equity securities of the Company if and when we believe appropriate to do so. Also, from time to time, we may seek to acquire additional amounts of our outstanding common stock through cash purchases or exchanges for other securities. Such purchases or exchanges, if any, will depend on our liquidity requirements, contractual restrictions, and other factors.

In the first quarter of 2022, we entered into an ATM Program pursuant to which we may sell shares of our common stock up to an aggregate purchase price of $250.0 million. As of December 31, 2022, the Company has not sold any common stock under the ATM Program.

In the second quarter of 2022, we received an inaugural investment-grade credit rating from Fitch Ratings, Inc. of BBB-.

On August 11, 2022, the Company issued $250.0 million aggregate principal amount of senior notes in a private placement, of which (i) $150.0 million are designated as 5.07% Senior Notes, Series A, due August 11, 2029 (the "Series A Notes") and (ii) $100.0 million are designated as 5.20% Senior Notes, Series B, due August 11, 2032 (the "Series B Notes" and, together with the Series A Notes, the "Notes") pursuant to the Note Purchase Agreement. The Notes were issued at par in accordance with the Note Purchase Agreement and pay interest semiannually on February 11th and August 11th until their respective maturities.

Off Balance Sheet Arrangements

The Company does not have off balance sheet arrangements other than its joint venture, IAGM, as disclosed in "*Part IV. Item 8. Note 6. Investment in Unconsolidated Entities.*"

Summary of Cash Flows

	Year ended December 31,					
	2022		2021		Change	
Cash provided by operating activities	$	125,795	$	89,956	$	35,839
Cash used in investing activities		(144,461)		(64,701)		(79,760)
Cash provided by (used in) financing activities		111,574		(204,171)		315,745
Decrease in cash, cash equivalents and restricted cash		92,908		(178,916)		271,824
Cash, cash equivalents and restricted cash at beginning of year		44,854		223,770		(178,916)
Cash, cash equivalents and restricted cash at end of year	$	137,762	$	44,854	$	92,908

Cash provided by operating activities of $125.8 million and $90.0 million for the years ended December 31, 2022 and 2021, respectively, was generated primarily from income from property operations and operating distributions from IAGM. Cash provided by operating activities increased $35.8 million when comparing 2022 to 2021, primarily as a result of direct listing costs of $19.8 million in 2021, increased operating distributions from IAGM, general fluctuations in working capital, and acquisition activity in excess of disposition activity. Since January 1, 2021, we have acquired seven retail properties and disposed of four retail properties.

Cash used in investing activities of $144.5 million for the year ended December 31, 2022, was primarily the result of:

- $235.0 million for acquisitions of investment properties,

- $33.2 million for capital investments and leasing costs,

- $1.2 million for other investing cash outflows, and was partially offset by:

- $77.5 million from net proceeds received from the sale of investment properties, and

- $47.4 million from distributions from unconsolidated entities.

Cash used in investing activities of $64.7 million for the year ended December 31, 2021, was primarily the result of:

- $53.1 million for acquisitions of investment properties,

- $25.0 million for capital investments and leasing costs,

- $1.4 million for other investing cash outflows, and was partially offset by:

- $14.8 million from net proceeds received from the sale of investment properties.

Cash provided by financing activities of $111.6 million for the year ended December 31, 2022, was primarily the result of:

- $250.0 million from our issuance of senior notes, and

- $112.0 million drawn from our line of credit, which were partially offset by:

- $143.0 million repaid on our line of credit,

- $50.5 million for pay-offs of debt, principal payments of mortgage debt, and payment of loan fees and other deposits, and other financing activities,

- $55.3 million to pay distributions, and

- $1.6 million for the payment of tax withholdings for share-based compensation.

Cash used in financing activities of $204.2 million for the year ended December 31, 2021, was primarily the result of:

- $457.8 million for pay-offs of debt, debt prepayment penalties, principal payments of mortgage debt, payment of loan fees and other deposits, and other financing activities,

- $16.7 million for the repurchase of common stock under our share repurchase plan,

- $103.3 million for the repurchase of common stock through a tender offer,

- $55.6 million to pay distributions,

- $1.8 million for the payment of tax withholdings for share-based compensation, which were partially offset by:

- $431.0 million from proceeds received under our unsecured credit agreements.

We consider all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements with a maturity of three months or less, at the date of purchase, to be cash equivalents. We maintain our cash and cash equivalents at major financial institutions. The combined account balances at one or more institutions generally exceed the FDIC insurance coverage. We periodically assess the credit risk associated with these financial institutions. We believe insignificant credit risk exists related to amounts on deposit in excess of FDIC insurance coverage.

Acquisitions and Dispositions of Real Estate Investments

In 2022, we acquired six retail properties and an outparcel adjacent to an existing retail property for an aggregate gross acquisition price of $319.1 million. In 2021, we acquired one retail property and an outparcel adjacent to an existing retail property for an aggregate gross acquisition price of $54.7 million.

In 2022, we disposed of three retail properties for an aggregate gross disposition price of $110.5 million. In 2021, we disposed of one retail property and completed partial condemnations at four retail properties for an aggregate gross disposition price of $15.0 million.

Distributions

During the year ended December 31, 2022, we declared cash distributions to our stockholders totaling $55.3 million and paid cash distributions of $55.3 million.

As we execute on our retail strategy, the Board evaluated and expects to continue to evaluate our distribution rate on a periodic basis. See "*Part I. Item 1. Business - Current Strategy and Outlook*" for more information regarding our retail strategy. The following table presents a historical summary of distributions declared, paid and reinvested.

	Year ended December 31,									
		2022		2021		2020		2019		2018
Distributions declared	$	55,337	$	55,721	$	54,604	$	53,473	$	53,782
Distributions paid	$	55,302	$	55,561	$	54,214	$	53,250	$	54,194
Distributions reinvested	$	—	$	—	$	185	$	50	$	—

Borrowings

Mortgages Payable, Maturities

The following table reflects the scheduled maturities of the Company's mortgages payable as of December 31, 2022, for each of the next five years and thereafter.

Scheduled maturities by year:	As of December 31, 2022
2023	$ 13,732
2024	15,700
2025	22,880
2026	—
2027	26,000
Thereafter	31,500
Total mortgages payable	$ 109,812

Credit Agreements, Maturities

The following table reflects the Company's outstanding borrowings under its unsecured term loans as of December 31, 2022.

	Principal Balance	Interest Rate	Maturity Date
$200.0 million 5 year - swapped to fixed rate	$ 100,000	2.71% (a)	September 22, 2026
$200.0 million 5 year - swapped to fixed rate	100,000	2.72% (a)	September 22, 2026
$200.0 million 5.5 year - swapped to fixed rate	50,000	2.77% (a)	March 22, 2027
$200.0 million 5.5 year - swapped to fixed rate	50,000	2.76% (a)	March 22, 2027
$200.0 million 5.5 year - variable rate	100,000	1M SOFR + 1.30% (b)	March 22, 2027
Total unsecured term loans	$ 400,000		

(a)   Interest rates reflect the fixed rates achieved through the Company's interest rate swaps.

(b)   As of December 31, 2022, 1-Month Term SOFR was 4.3581%.

Senior Notes, Maturities

The following table summarizes the Company's outstanding borrowings under its Senior Notes as of December 31, 2022.

	Principal Balance	Fixed Interest Rate	Maturity Date
$150.0 million Series A	$ 150,000	5.07%	August 11, 2029
$100.0 million Series B	100,000	5.20%	August 11, 2032
	$ 250,000		

Contractual Obligations

We have obligations related to our mortgage loans, senior notes, term loans, and revolving credit facility as described in *"Note 8. Debt"* in the consolidated financial statements. The unconsolidated joint venture in which we have an investment has third party mortgage debt of $92.5 million at December 31, 2022, as described in *"Note 6. Investment in Unconsolidated Entities"* in the consolidated financial statements. It is anticipated that our unconsolidated entity will be able to repay or refinance all of its debt on a timely basis.

The following table presents, on a consolidated basis, our obligations to make future payments under debt and lease agreements. It excludes debt payable by our unconsolidated joint venture and debt discounts that are not future cash obligations as of December 31, 2022.

| | Payments due by year ending December 31, | | | | | | |
	2023	2024	2025	2026	2027	Thereafter	Total
Long term debt:							
Fixed rate debt, principal (a)	$ 13,732	$ 15,700	$ 22,880	$ 200,000	$ 126,000	$ 281,500	$ 659,812
Variable rate debt, principal	—	—	—	—	100,000	—	100,000
Interest	31,277	30,156	29,036	26,606	16,227	38,732	172,034
Total long term debt	45,009	45,856	51,916	226,606	242,227	320,232	931,846
Operating leases (b)	565	628	511	517	529	1,308	4,058
Grand total	$ 45,574	$ 46,484	$ 52,427	$ 227,123	$ 242,756	$ 321,540	$ 935,904

(a) Includes $200.0 million of variable-rate unsecured term loans that have been swapped to a fixed rate until September 22, 2026, and $100.0 million of variable-rate unsecured term loans that have been swapped to a fixed rate until March 22, 2027.

(b) Includes leases on corporate office spaces.

Inflation

With respect to current economic conditions and governmental fiscal policy, inflation has become a greater risk. Rising inflation may affect our and our tenants' expenses, including, without limitation, by increasing product prices and costs such as wages, benefits, taxes, property and casualty insurance, borrowing costs and utilities. We rely on the performance of our assets to increase revenues in order to keep pace with inflation. We may not be able to offset high rates of inflation through rent increases due to the long-term nature of some of our leases.

A number of our leases contain provisions designed to partially mitigate adverse impacts of inflation. Our leases typically require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in these costs resulting from inflation, although some larger tenants have capped the amount of these operating costs they are responsible for. A portion of our leases also include clauses enabling us to receive percentage rents based on a tenant's gross sales above specified levels or rental escalation clauses which are typically based on increases in the Consumer Price Index or similar inflation indices.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk associated with changes in interest rates both in terms of variable-rate debt and the price of new fixed-rate debt upon maturity of existing debt and for acquisitions.

Interest Rate Risk

Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. As of December 31, 2022, our debt included outstanding variable-rate term loans of $400.0 million, of which $300.0 million has been swapped to a fixed rate. If market rates of interest on all variable-rate debt as of December 31, 2022, permanently increased or decreased by 1%, the annual increase or decrease in interest expense on the variable-rate debt and decrease or increase in future earnings and cash flows would be approximately $1.0 million.

With regard to our variable-rate financing, we assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both outstanding or forecasted debt obligations as well as our potential offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on our future cash flows. We continue to assess retaining cash flows that may assist us in maintaining a flexible low debt balance sheet and managing the impact of upcoming debt maturities.

We monitor interest rate risk using a variety of techniques, including periodically evaluating fixed interest rate quotes on all variable rate debt and the costs associated with converting the debt to fixed rate debt. In addition, existing fixed and variable rate loans that are scheduled to mature within the next two years are evaluated for possible early refinancing and/or extension due to consideration given to current interest rates. Refer to our Borrowings table in Item 7 of this Annual Report for debt principal amounts and expected maturities by year to evaluate the expected cash flows and sensitivity to interest rate changes.

We may use financial instruments to hedge exposures to changes in interest rates on loans. To the extent we do, we are exposed to credit risk and market risk. Credit risk is the risk of failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, it does not pose credit risk. We seek to minimize the credit risk in derivative instruments by entering into transactions with what we believe are high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument resulting from a change in interest rates.

The Company is party to four effective interest rate swap agreements and four interest rate forward swap agreements, which address the periods between the maturity dates of the effective swaps and the maturity dates of the Amended Term Loan Agreement. In tandem, the interest rate swaps achieve fixed interest rates for a constant notional amount through the maturity dates of the Amended Term Loan Agreement.

On December 15, 2022, the Company and IAGM transitioned all interest rate swaps from 1-Month LIBOR to 1-Month Term SOFR. The Company's and IAGM's hedging instruments continue to qualify for cash flow hedge accounting through application of expedients provided by ASU 2020-04, *Reference Rate Reform*.

The following table summarizes the Company's four effective and four forward interest rate swaps as of December 31, 2022:

Interest Rate Swap	Effective Date	Termination Date	InvenTrust Receives Variable Rate of	InvenTrust Pays Fixed Rate of	Fixed Rate Achieved	Notional Amount	Fair Value as of December 31, 2022
5 year, fixed portion	Dec 2, 2019	Dec 21, 2023	1-Month SOFR	1.41%	2.71%	$ 100,000	$ 3,222
5 year, fixed portion	Dec 2, 2019	Dec 21, 2023	1-Month SOFR	1.42%	2.72%	100,000	3,238
5.5 year, fixed portion	Dec 2, 2019	Jun 21, 2024	1-Month SOFR	1.47%	2.77%	50,000	2,275
5.5 year, fixed portion	Dec 2, 2019	Jun 21, 2024	1-Month SOFR	1.46%	2.76%	50,000	2,281
						$ 300,000	$ 11,016
5 year, fixed portion	Dec 21, 2023	Sep 22, 2026	1-Month SOFR	1.51%	2.81%	$ 100,000	$ 4,924
5 year, fixed portion	Dec 21, 2023	Sep 22, 2026	1-Month SOFR	1.51%	2.81%	100,000	4,949
5.5 year, fixed portion	Jun 21, 2024	Mar 22, 2027	1-Month SOFR	1.48%	2.78%	50,000	2,196
5.5 year, fixed portion	Jun 21, 2024	Mar 22, 2027	1-Month SOFR	1.54%	2.84%	50,000	2,116
						$ 300,000	$ 14,185

The following table summarizes the Company's four effective and four forward interest rate swaps as of December 31, 2021:

Interest Rate Swap	Effective Date	Termination Date	InvenTrust Receives Variable Rate of	InvenTrust Pays Fixed Rate of	Fixed Rate Achieved	Notional Amount	Fair Value as of December 31, 2021
5 year, fixed portion	Dec 2, 2019	Dec 21, 2023	1-Month LIBOR	1.48%	2.68%	$ 100,000	$ (1,304)
5 year, fixed portion	Dec 2, 2019	Dec 21, 2023	1-Month LIBOR	1.48%	2.68%	100,000	(1,304)
5.5 year, fixed portion	Dec 2, 2019	Jun 21, 2024	1-Month LIBOR	1.49%	2.69%	50,000	(674)
5.5 year, fixed portion	Dec 2, 2019	Jun 21, 2024	1-Month LIBOR	1.50%	2.70%	50,000	(684)
						$ 300,000	$ (3,966)
5 year, fixed portion	Dec 21, 2023	Sep 22, 2026	1-Month SOFR	1.58%	2.78%	$ 100,000	$ (230)
5 year, fixed portion	Dec 21, 2023	Sep 22, 2026	1-Month SOFR	1.57%	2.77%	100,000	(212)
5.5 year, fixed portion	Jun 21, 2024	Mar 22, 2027	1-Month SOFR	1.58%	2.78%	50,000	(87)
5.5 year, fixed portion	Jun 21, 2024	Mar 22, 2027	1-Month SOFR	1.60%	2.80%	50,000	(118)
						$ 300,000	$ (647)

The following table summarizes IAGM's effective interest rate swaps as of December 31, 2022:

Interest Rate Swap	Effective Date	Termination Date	IAGM Receives Variable Rate of	IAGM Pays Fixed Rate of	Fixed Rate Achieved	Notional Amount		Fair Value as of December 31, 2022
Secured term loan	Apr 1, 2020	Nov 2, 2023	1-Month SOFR	0.35%	2.00%	$	45,000	$ 1,655
Secured term loan	Apr 1, 2020	Nov 2, 2023	1-Month SOFR	0.32%	1.97%		30,000	$ 1,109
						$	75,000	$ 2,764

The following table summarizes IAGM's effective interest rate swaps as of December 31, 2021:

Interest Rate Swap	Effective Date	Termination Date	IAGM Receives Variable Rate of	IAGM Pays Fixed Rate of	Fixed Rate Achieved	Notional Amount		Fair Value as of December 31, 2021
Secured term loan	Apr 1, 2020	Nov 2, 2023	1-Month LIBOR	0.43%	1.98%	$	45,000	$ 310
Secured term loan	Apr 1, 2020	Nov 2, 2023	1-Month LIBOR	0.41%	1.96%		30,000	$ 220
						$	75,000	$ 530

The gains or losses resulting from marking-to-market our derivatives each reporting period are recognized as an increase or decrease in other comprehensive income (loss) on our consolidated statements of operations and comprehensive income (loss).

Item 8. Consolidated Financial Statements and Supplementary Data

See the Index to Consolidated Financial Statements and financial statements commencing on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Securities Exchange Act, our management, including our Principal Executive Officer and our Principal Financial Officer evaluated as of December 31, 2022, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our Principal Executive Officer and our Principal Financial Officer concluded that our disclosure controls and procedures, as of December 31, 2022, were effective for the purpose of ensuring that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the Principal Executive Officer and our Principal Financial Officer as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, including our Principal Executive Officer and Principal Financial Officer, evaluated as of December 31, 2022, the effectiveness of our internal control over financial reporting based on the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its evaluation, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2022.

Independent Registered Public Accounting Firm's Report on Internal Control Over Financial Reporting

KPMG LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K and, as part of its audit, has issued its report, included herein on page F-4, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information called for by this Item is incorporated by reference to the information set forth in our definitive Proxy Statement, to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2022 in connection with our 2023 Annual Meeting of Stockholders, and is incorporated herein by reference.

Item 11. Executive Compensation

The information called for by this Item is incorporated by reference to the information set forth in our definitive Proxy Statement, to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2022 in connection with our 2023 Annual Meeting of Stockholders, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this Item is incorporated by reference to the information set forth in our definitive Proxy Statement, to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2022 in connection with our 2023 Annual Meeting of Stockholders, and is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information regarding our equity compensation plans as of December 31, 2022.

	I	II
Equity compensation plans not approved by security holders:	Number of Shares Issuable Upon Vesting of Outstanding RSU Awards (a)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans *(Excluding Securities Reflected in column I)* (b)
Incentive Award Plan (c)	835,478	1,060,241

a.   Represents restricted share unit ("RSU") awards outstanding under the Incentive Award Plan as of December 31, 2022.

b.   Includes shares of common stock available for future grants under the Incentive Award Plan as of December 31, 2022.

c.   The weighted average grant date price per share of common stock underlying the unvested restricted stock units based on total outstanding restricted stock units as of December 31, 2022 was $23.35 .

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by this Item is incorporated by reference to the information set forth in our definitive Proxy Statement, to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2022 in connection with our 2023 Annual Meeting of Stockholders, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information called for by this Item is incorporated by reference to the information set forth in our definitive Proxy Statement, to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2022 in connection with our 2023 Annual Meeting of Stockholders, and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this Annual Report

All schedules other than those indicated in the index have been omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3   EXHIBITS

The following documents are filed as exhibits to this report:

EXHIBIT NO.	DESCRIPTION
2.1	Master Modification Agreement, dated as of March 12, 2014, by and among Inland American Real Estate Trust, Inc., Inland American Business Manager & Advisor, Inc., Inland American Lodging Corporation, Inland American Holdco Management LLC, Inland American Retail Management LLC, Inland American Office Management LLC, Inland American Industrial Management LLC and Eagle I Financial Corp. (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on March 13, 2014)
2.2	Asset Acquisition Agreement, dated as of March 12, 2014, by and among Inland American Real Estate Trust, Inc., Inland American Holdco Management LLC, Inland American Retail Management LLC, Inland American Office Management LLC, Inland American Industrial Management LLC and Eagle I Financial Corp. (incorporated by reference to Exhibit 2.2 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on March 13, 2014)
2.3	Separation and Distribution Agreement by and between Inland American Real Estate Trust, Inc. and Xenia Hotels & Resorts, Inc., dated as of January 20, 2015 (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on January 23, 2015)
2.4	Separation and Distribution Agreement by and between InvenTrust Properties Corp. and Highlands REIT, Inc., dated as of April 14, 2016 (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on April 14, 2016)
2.5	Stock Purchase Agreement by and among InvenTrust Properties Corp., University House Communities Group, Inc. and UHC Acquisition Sub LLC, dated as of January 3, 2016 (incorporated by reference to Exhibit 2.1 to the Registrant's Form 10-Q, as filed by the Registrant on May 10, 2016)
2.6	Amendment No. 1 to Stock Purchase Agreement, dated as of May 30, 2016, by and among InvenTrust Properties Corp., University House Communities Group, Inc. and UHC Acquisition Sub LLC (incorporated by reference to Exhibit 2.2 to the Registrant's Form 8-K, as filed by the Registrant on June 27, 2016)
2.7	Amendment No. 2 to Stock Purchase Agreement, dated as of June 20, 2016, by and among InvenTrust Properties Corp., University House Communities Group, Inc. and UHC Acquisition Sub LLC (incorporated by reference to Exhibit 2.3 to the Registrant's Form 8-K, as filed by the Registrant on June 27, 2016)
3.1	Seventh Articles of Amendment and Restatement of InvenTrust Properties Corp., as amended (incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-Q, as filed by the Registrant with the SEC on May 14, 2015)
3.2	Articles of Amendment of InvenTrust Properties Corp. (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on August 5, 2021)
3.3	Articles of Amendment of InvenTrust Properties Corp. (incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on August 5, 2021)
3.4	Articles Supplementary of InvenTrust Properties Corp. (incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on October 12, 2021)
3.5	Articles of Amendment of InvenTrust Properties Corp. (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on April 28, 2022)
3.6	Third Amended and Restated Bylaws of the Company, dated as of October 12, 2021 (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on October 12, 2021)

EXHIBIT NO.	DESCRIPTION
4.1	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) (incorporated by reference to Exhibit 4.4 to the Registrant's Amendment No. 1 to Form S-11 Registration Statement, as filed by the Registrant with the SEC on July 31, 2007 (file number 333-139504))
4.2	Third Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Appendix A to the prospectus dated November 1, 2019 included in Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-3 (No. 333-172862) filed November 1, 2019)
4.3*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
10.1	Amended and Restated Master Management Agreement, dated as of March 12, 2014, by and between Inland American Real Estate Trust, Inc. and Inland American Retail Management LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 13, 2014)
10.2	Amended and Restated Master Management Agreement, dated as of March 12, 2014, by and between Inland American Real Estate Trust, Inc. and Inland American Office Management LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 13, 2014)
10.3	Amended and Restated Master Management Agreement, dated as of March 12, 2014, by and between Inland American Real Estate Trust, Inc. and Inland American Industrial Management LLC (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 13, 2014)
10.4	Articles of Association of Oak Real Estate Association by and among Inland Real Estate Corporation, Inland Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc. and Inland American Real Estate Trust, Inc., dated September 29, 2006 (incorporated by reference to Exhibit 10.139 to the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on November 7, 2006)
10.5	Operating Agreement of Oak Property and Casualty L.L.C. by and among Inland Real Estate Corporation, Inland Retail Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc. and Inland American Real Estate Trust, Inc, dated September 29, 2006 (incorporated by reference to Exhibit 10.140 to the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on November 7, 2006)
10.6	Oak Property and Casualty L.L.C. Membership Participation Agreement by and among Inland Real Estate Corporation, Inland Retail Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc., Inland American Real Estate Trust, Inc., and Oak Property and Casualty L.L.C. dated September 29, 2006 (incorporated by reference to Exhibit 10.141 to the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on November 7, 2006)
10.7	Indemnity Agreement, dated as of August 8, 2014, by and between Inland American Real Estate Trust, Inc., and Xenia Hotels & Resorts, Inc., and Inland American Lodging Group, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, as filed by the Registrant with the SEC on August 14, 2014)
10.8.1^	Separation and Consulting Agreement, dated as of September 6, 2017, between InvenTrust Properties Corp. and David F. Collins (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on September 7, 2017)
10.8.2^	First Amendment to Separation and Consulting Agreement, dated as of December 8, 2017, between InvenTrust Properties Corp. and David F. Collins (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on December 11, 2017)
10.8.3^	Second Amendment to Separation and Consulting Agreement, dated as of October 5, 2018, between InvenTrust Properties Corp. and David F. Collins (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on October 9, 2018)
10.9^	Employment Offer Letter, dated as of May 10, 2018, by and between InvenTrust Properties Corp. and Ivy Greaner
10.10^	Severance Agreement and General Release, dated as of August 27, 2018, by and between Michael E. Podboy and InvenTrust Properties Corp. (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on August 27, 2018)
10.11^	Employment Offer Letter, dated as of June 20, 2019, by and between InvenTrust Properties Corp. and Daniel J. Busch (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q as filed by the Registrant on August 8, 2019)
10.12	Asset Purchase Agreement, dated as of September 17, 2014, by and among Inland American Real Estate Trust, Inc., IHP I Owner JV, LLC, IHP West Homestead (PA) Owner LLC and Northstar Realty Finance Corp. (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on September 22, 2014)
10.13.1^	InvenTrust Properties Corp. 2015 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Form S-8 Registration Statement, as filed by the Registrant with the SEC on June 19, 2015)
10.13.2^	First Amendment to InvenTrust Properties Corp. 2015 Incentive Award Plan, dated May 6, 2016 (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q, as filed by the Registrant with the SEC on August 15, 2016)
10.14^	Form of Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q, as filed by the Registrant with the SEC on August 10, 2017)
10.15^	Form of Director Restricted Stock Unit Agreement for 2016 Pro Rata Awards (incorporated by reference to Exhibit 10.10.3 to the Registrant's Form 10-K, as filed by the Registrant with the SEC on March 17, 2017)
10.16^	Form of Director Restricted Stock Unit Agreement for 2017 Annual Pro Rata Awards (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q, as filed by the Registrant with the SEC on August 10, 2017)
10.17^	Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q, as filed by the Registrant with the SEC on August 10, 2017)
10.18*	InvenTrust Properties Corp. Director Compensation Program, effective as of May 5, 2022
10.19^	InvenTrust Properties Corp. Executive Severance and Change of Control Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant on July 13, 2018)

EXHIBIT NO.	DESCRIPTION
10.20^	Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on May 14, 2019)
10.21^	Form of Performance-Based Restricted Stock Unit Award Agreement (2022) (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on February 25, 2022)
10.22	First Amendment to Indemnity Agreement by and among Inland American Real Estate Trust, Inc. and Xenia Hotels & Resorts, Inc., dated as of February 3, 2015 (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on February 9, 2015)
10.23.1	Amended and Restated Term Loan Credit Agreement dated as of December 21, 2018, among InvenTrust Properties Corp., as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A and U.S. Bank National Association, as tranche A-1 Co-Syndication Agents, PNC Bank, National Association and U.S. Bank National Association, as tranche A-2 Co-Syndication Agents, BMO Harris Bank, N.A. and Fifth Third Bank, as tranche A-1 Co-Documentation Agents, KeyBank National Association, as tranche A-2 Documentation Agent, and the other lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on December 31, 2018)
10.23.2	First Amendment, dated as of September 22, 2021, to Amended and Restated Term Loan Credit Agreement, among InvenTrust Properties Corp., Wells Fargo Bank, National Association and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on September 22, 2021)
10.24.1	Second Amended and Restated Credit Agreement dated as of December 21, 2018, among InvenTrust Properties Corp., as borrower, KeyBank National Association, as Administrative Agent, KeyBanc Capital Markets Inc. and Wells Fargo Securities, LLC, as Joint Book Managers, KeyBanc Capital Markets Inc., Wells Fargo Securities, LLC, JPMorgan Chase Bank, N.A., Bank of America, N.A., PNC Bank, National Association, and BMO Harris Bank, N.A., as Joint Lead Arrangers, Wells Fargo Bank, National Association, and JPMorgan Chase Bank, N.A., as Co-Syndication Agents, Bank of America, N.A., PNC Bank, National Association, and BMO Harris Bank, N.A., as Co-Documentation Agents, and the other lenders from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on December 31, 2018)
10.24.2	First Amendment, dated as of September 22, 2021, to Second Amended and Restated Credit Agreement, among InvenTrust Properties Corp., KeyBank, National Association and the other lenders party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on September 22, 2021)
10.25^	Form of Director Restricted Stock Unit Agreement for Annual Awards (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q, as filed by the Registrant with the SEC on August 7, 2020)
10.26^	Separation and Consulting Agreement, by and between InvenTrust Properties Corp. and Thomas McGuinness, dated as of February 18, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on February 23, 2021)
10.27	Third Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the SEC on April 12, 2021)
10.28^	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q, as filed by the Registrant with the SEC on November 9, 2017)
10.29	Note Purchase Agreement, dated June 3, 2022, by and among InvenTrust Properties Corp. and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, as filed by the Registrant with the SEC on June 3, 2022)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of KPMG LLP
31.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following financial information from our Annual Report for the year ended December 31, 2021, filed with the Securities and Exchange Commission on February 15, 2022, is formatted in Extensible Business Reporting Language ("XBRL"): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows (v) Notes to Consolidated Financial Statements (tagged as blocks of text).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed as part of this Annual Report
**	This certification is deemed furnished, and not filed, with the SEC and is not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.
^	Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INVENTRUST PROPERTIES CORP.

By: /s/ Daniel J. Busch
Name: Daniel J. Busch
President and Chief Executive Officer
Date: February 21, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ Daniel J. Busch Name: Daniel J. Busch	President, Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2023
By: /s/ Michael Phillips Name: Michael Phillips	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 21, 2023
By: /s/ David Bryson Name: David Bryson	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	February 21, 2023
By: /s/ Stuart Aitken Name: Stuart Aitken	Director	February 21, 2023
By: /s/ Amanda Black Name: Amanda Black	Director	February 21, 2023
By: /s/ Thomas F. Glavin Name: Thomas F. Glavin	Director	February 21, 2023
By: /s/ Scott A. Nelson Name: Scott A. Nelson	Director	February 21, 2023
By: /s/ Paula J. Saban Name: Paula J. Saban	Director	February 21, 2023
By: /s/ Smita N. Shah Name: Smita N. Shah	Director	February 21, 2023
By: /s/ Michael A. Stein Name: Michael A. Stein	Director	February 21, 2023
By: /s/ Julian E. Whitehurst Name: Julian E. Whitehurst	Director	February 21, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE

Consolidated Financial Statements and Supplementary Data

All other schedules have been omitted as the information is inapplicable, not required, or the information is included elsewhere in the consolidated financial statements or related notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

InvenTrust Properties Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of InvenTrust Properties Corp. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Expected hold period of investment properties

As discussed in Note 2 to the consolidated financial statements, the Company assesses the carrying values of its investment properties (including any related intangible assets or liabilities) on an individual basis when events or changes in circumstances, including changes in the expected holding period, indicate their carrying value may not be fully recoverable. If it is determined that the carrying value of the investment property is not recoverable because the expected undiscounted cash flows do not exceed that carrying value of the property, the Company records an impairment loss to the extent that the carrying value exceeds the estimated fair value. Net investment properties as of December 31, 2022 was $2,092 million, or 84.6% of total assets.

We identified the assessment of the expected hold period for the investment properties evaluated for impairment as a critical audit matter because of the significance of the estimate to the evaluation of the recoverability of the investment properties. Changes in the expected hold period could have a material impact on the projected operating cash flows utilized in the recoverability analysis for the investment property. Subjective and challenging auditor judgment was required to evaluate the reasonableness of management's assessment of expected hold period.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the Company's consideration of individual real estate properties for potential reductions in expected hold period:

- Inquiring of Company officials to evaluate the likelihood that an investment property will be sold before the end of its expected hold period.

- Inspecting meeting minutes of the board of directors and the management investment committee to evaluate the likelihood that an investment property will be sold before the end of its expected hold period.

- Inquiring and obtaining representations from the Company regarding the status and evaluation of any potential disposal of properties. We corroborated that information with others in the organization who are responsible for, and have authority over, disposition activities and compared with the Company's documented investment plans.

- Reading external communications with investors in order to identify information regarding potential sales of the Company's properties, or other indicators of a reduction in an investment property's expected hold period.

/s/ KPMG LLP

We have served as the Company's auditor since 2005.

Chicago, Illinois
February 21, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

InvenTrust Properties Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited InvenTrust Properties Corp. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 21, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chicago, Illinois
February 21, 2023

INVENTRUST PROPERTIES CORP.

Consolidated Balance Sheets
(in thousands, except share amounts)

		As of December 31,		
		2022		2021
Assets				
Investment properties				
Land	$	650,764	$	598,936
Building and other improvements		1,825,893		1,664,525
Construction in progress		5,005		9,642
Total		2,481,662		2,273,103
Less accumulated depreciation		(389,361)		(350,256)
Net investment properties		2,092,301		1,922,847
Cash, cash equivalents and restricted cash		137,762		44,854
Investment in unconsolidated entities		56,131		107,944
Intangible assets, net		101,167		81,026
Accounts and rents receivable		34,528		30,059
Deferred costs and other assets, net		51,145		25,685
Total assets	$	2,473,034	$	2,212,415
Liabilities				
Debt, net	$	754,551	$	533,082
Accounts payable and accrued expenses		42,792		36,208
Distributions payable		13,837		13,802
Intangible liabilities, net		29,658		28,995
Other liabilities		28,287		28,776
Total liabilities		869,125		640,863
Commitments and contingencies				
Stockholders' Equity				
Preferred stock, $0.001 par value, 40,000,000 shares authorized, none outstanding.		—		—
Common stock, $0.001 par value, 146,000,000 shares authorized, 67,472,553 shares issued and outstanding as of December 31, 2022 and 67,344,374 shares issued and outstanding as of December 31, 2021		67		67
Additional paid-in capital		5,456,968		5,452,550
Distributions in excess of accumulated net income		(3,879,847)		(3,876,743)
Accumulated comprehensive income (loss)		26,721		(4,322)
Total stockholders' equity		1,603,909		1,571,552
Total liabilities and stockholders' equity	$	2,473,034	$	2,212,415

See accompanying notes to the consolidated financial statements.

INVENTRUST PROPERTIES CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)
(in thousands, except share and per share amounts)

		Year Ended December 31			
		2022		2021	2020
Income					
Lease income, net	$	232,980	$	207,350 $	192,957
Other property income		1,161		1,087	1,229
Other fee income		2,566		3,542	3,647
Total income		236,707		211,979	197,833
Operating expenses					
Depreciation and amortization		94,952		87,143	87,755
Property operating		40,239		32,788	27,909
Real estate taxes		32,925		31,312	30,845
General and administrative		33,342		38,192	33,141
Direct listing costs		—		19,769	—
Total operating expenses		201,458		209,204	179,650
Other income (expense)					
Interest expense, net		(26,777)		(16,261)	(18,749)
Loss on extinguishment of debt		(181)		(400)	(2,543)
Provision for asset impairment		—		—	(9,002)
Gain on sale of investment properties, net		38,249		1,522	1,752
Equity in earnings (losses) of unconsolidated entities		3,663		6,398	(3,141)
Other income and expense, net		2,030		606	3,326
Total other income (expense), net		16,984		(8,135)	(28,357)
Net income (loss)	$	52,233	$	(5,360) $	(10,174)
Weighted-average common shares outstanding, basic		67,406,233		71,072,933	72,040,623
Weighted-average common shares outstanding, diluted		67,525,935		71,072,933	72,040,623
Net income (loss) per common share - basic	$	0.77	$	(0.08) $	(0.14)
Net income (loss) per common share - diluted	$	0.77	$	(0.08) $	(0.14)
Distributions declared per common share outstanding	$	0.82	$	0.78 $	0.76
Distributions paid per common share outstanding	$	0.82	$	0.78 $	0.75
Comprehensive income (loss)					
Net income (loss)	$	52,233	$	(5,360) $	(10,174)
Unrealized gain (loss) on derivatives		32,052		3,795	(16,199)
Reclassification (to) from net income (loss)		(1,009)		4,332	2,693
Comprehensive income (loss)	$	83,276	$	2,767 $	(23,680)

See accompanying notes to the consolidated financial statements.

INVENTRUST PROPERTIES CORP.

Consolidated Statements of Equity
(in thousands, except share amounts)

	Number of Shares	Common Stock	Additional Paid-in Capital	Distributions in Excess of Accumulated Net Income	Accumulated Comprehensive Income (Loss)	Total
Beginning balance, January 1, 2020	72,133,163	$ 72	$ 5,569,356	$ (3,750,884)	$ 1,057	$ 1,819,601
Net loss	—	—	—	(10,174)	—	(10,174)
Unrealized loss on derivatives	—	—	—	—	(16,199)	(16,199)
Reclassification to interest expense, net	—	—	—	—	2,634	2,634
Reclassification to equity in losses of unconsolidated entities	—	—	—	—	59	59
Distributions declared	—	—	—	(54,604)	—	(54,604)
Stock-based compensation, net	71,199	—	2,840	—	—	2,840
Repurchase of common stock under share repurchase plan	(213,612)	—	(5,201)	—	—	(5,201)
Common stock issuance costs in excess of proceeds from distribution reinvestment plan	7,904	—	(93)	—	—	(93)
Ending balance, December 31, 2020	71,998,654	72	5,566,902	(3,815,662)	(12,449)	1,738,863
Net loss	—	—	—	(5,360)	—	(5,360)
Unrealized gain on derivatives	—	—	—	—	3,795	3,795
Reclassification to interest expense, net	—	—	—	—	4,198	4,198
Reclassification to equity in earnings of unconsolidated entities	—	—	—	—	134	134
Distributions declared	—	—	—	(55,721)	—	(55,721)
Stock-based compensation, net	101,363	6	5,653	—	—	5,659
Repurchase of common stock under share repurchase plan	(755,643)	(7)	(16,678)	—	—	(16,685)
Repurchase of common stock through tender offer	(4,000,000)	(4)	(103,327)	—	—	(103,331)
Ending balance, December 31, 2021	67,344,374	67	5,452,550	(3,876,743)	(4,322)	1,571,552
Net income	—	—	—	52,233	—	52,233
Unrealized gain on derivatives	—	—	—	—	32,052	32,052
Reclassification from interest expense, net	—	—	—	—	(405)	(405)
Reclassification from equity in earnings of unconsolidated entities	—	—	—	—	(604)	(604)
Distributions declared	—	—	—	(55,337)	—	(55,337)
Stock-based compensation, net	128,179	—	4,418	—	—	4,418
Ending balance, December 31, 2022	67,472,553	$ 67	$ 5,456,968	$ (3,879,847)	$ 26,721	$ 1,603,909

See accompanying notes to the consolidated financial statements.

INVENTRUST PROPERTIES CORP.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 52,233	$ (5,360)	$ (10,174)
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	94,952	87,143	87,755
Amortization of market-lease intangibles and inducements, net	(5,589)	(4,318)	(7,060)
Amortization of debt discounts and financing costs	2,816	1,816	1,826
Straight-line rent adjustment, net	(2,645)	(3,272)	(2,590)
Provision for asset impairment	—	—	9,002
(Reversal of) provision for estimated credit losses	(1,437)	2,271	11,119
Gain on sale of investment properties, net	(38,249)	(1,522)	(1,752)
Loss on extinguishment of debt	181	400	2,543
Equity in (earnings) losses of unconsolidated entities	(3,663)	(6,398)	3,141
Distributions from unconsolidated entities	9,350	8,085	6,380
Stock-based compensation, net	6,541	9,116	4,449
Changes in operating assets and liabilities:			
Accounts and rents receivable	(999)	257	(7,451)
Deferred costs and other assets, net	317	(1,834)	192
Accounts payable and accrued expenses	8,411	1,875	(1,888)
Other liabilities	3,576	1,697	(1,337)
Net cash provided by operating activities	125,795	89,956	94,155
Cash flows from investing activities:			
Purchase of investment properties	(235,001)	(53,078)	(41,446)
Capital expenditures and tenant improvements	(19,420)	(15,361)	(12,918)
Investment in development and re-development projects	(9,461)	(5,466)	(2,189)
Proceeds from the sale of investment properties, net	77,538	14,807	8,027
Distributions from unconsolidated entities	47,355	—	—
Lease commissions and other leasing costs	(4,302)	(4,055)	(1,391)
Other investing activities, net	(1,170)	(1,548)	857
Net cash used in investing activities	(144,461)	(64,701)	(49,060)
Cash flows from financing activities:			
Payment of tax withholdings for share-based compensation	(1,581)	(1,833)	(1,072)
Repurchase of common stock under share repurchase plan	—	(16,685)	(5,201)
Repurchase of common stock through tender offer	—	(103,331)	—
Proceeds from distribution reinvestment plan	—	—	185
Distributions to stockholders	(55,302)	(55,561)	(54,214)
Term loan proceeds	—	400,000	—
Term loan repayments	—	(400,000)	—
Line of credit proceeds	112,000	31,000	150,000
Line of credit repayments	(143,000)	—	(100,000)
Senior notes proceeds	250,000	—	—
Payoffs of debt	(47,052)	(50,000)	(67,349)
Debt prepayment penalties	—	—	(2,504)
Principal payments on mortgage debt	(842)	(1,306)	(1,441)
Payment of loan fees and deposits	(2,387)	(6,065)	(100)
Other financing activities	(262)	(390)	(377)
Net cash provided by (used in) financing activities	111,574	(204,171)	(82,073)
Net decrease in cash, cash equivalents and restricted cash	92,908	(178,916)	(36,978)
Cash, cash equivalents and restricted cash at beginning of year	44,854	223,770	260,748
Cash, cash equivalents and restricted cash at end of year	$ 137,762	$ 44,854	$ 223,770

INVENTRUST PROPERTIES CORP.

Consolidated Statements of Cash Flows
(in thousands)

		Year Ended December 31,				
		2022		2021		2020
Supplemental disclosure of cash flow information:						
Cash flow disclosure, including non-cash investing and financing activities:						
Cash paid for interest, net of capitalized interest	$	18,705	$	14,570	$	17,256
Cash (refunded) paid for income taxes, net of (payments) refunds		(386)		276		833
Distributions payable to stockholders		13,837		13,802		13,642
Accrued capital expenditures and tenant improvements		2,851		3,552		1,404
Capitalized costs placed in service		17,895		7,453		8,213
Gross issuance of shares for share-based compensation		6,224		5,040		3,593
Reclassification of registration statement costs incurred to equity issuance costs		—		—		278
Purchase of investment properties:						
Net investment properties	$	280,938	$	45,791	$	37,329
Accounts and rents receivable, lease intangibles, and deferred costs and other assets		47,019		8,734		6,066
Accounts payable and accrued expenses, lease intangibles, and other liabilities		(13,075)		(1,447)		(1,949)
Assumption of mortgage debt, at fair value		(79,881)		—		—
Cash outflow for purchase of investment properties, net		235,001		53,078		41,446
Assumption of mortgage principal		80,380		—		—
Capitalized acquisition costs		(1,079)		(59)		(121)
Credits and other changes in cash outflow, net		4,768		1,691		922
Gross acquisition price of investment properties	$	319,070	$	54,710	$	42,247
Sale of investment properties:						
Net investment properties	$	66,294	$	10,953	$	6,400
Accounts and rents receivable, lease intangibles, and deferred costs and other assets		4,200		2,332		249
Accounts payable and accrued expenses, lease intangibles, and other liabilities		(2,575)		—		(374)
Debt assumed by buyer through disposition of property		(28,552)		—		—
Gain on sale of investment properties, net		38,249		1,522		1,752
Loss on extinguishment of debt		(78)		—		—
Proceeds from sale of investment properties, net		77,538		14,807		8,027
Assumption of mortgage principal		28,630		—		—
Credits and other changes in cash inflow, net		4,282		174		11,093
Gross disposition price of investment properties	$	110,450	$	14,981	$	19,120

See accompanying notes to the consolidated financial statements.

1. Organization

On October 4, 2004, InvenTrust Properties Corp. (the "Company" or "InvenTrust") was incorporated as Inland American Real Estate Trust, Inc., a Maryland corporation, and has elected and operates in a manner to be taxed as a real estate investment trust ("REIT") for federal tax purposes. The Company changed its name to InvenTrust Properties Corp. in April of 2015 and is focused on owning, leasing, redeveloping, acquiring and managing a multi-tenant retail platform.

The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly-owned subsidiaries. Subsidiaries generally consist of limited liability companies ("LLCs") and limited partnerships ("LPs"). All significant intercompany balances and transactions have been eliminated.

Each retail property is owned by a separate legal entity that maintains its own books and financial records. Each separate legal entity's assets are not available to satisfy the liabilities of other affiliated entities, except as otherwise disclosed in "*Note 6. Investment in Unconsolidated Entities*". As of December 31, 2022 and 2021, the Company had an investment in one unconsolidated real estate joint venture, as disclosed in "*Note 6. Investment in Unconsolidated Entities*".

The Company has a single reportable segment, multi-tenant retail, for disclosure purposes in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). Unless otherwise noted, all square feet and dollar amounts are stated in thousands, except share, per share and per square foot data. Number of properties and square feet are unaudited.

Reduction of Authorized Shares

On April 28, 2022, the Company filed an amendment to its charter to decrease the number of authorized shares of common stock from 1,460,000,000 to 146,000,000, in proportion with the one-for-ten reverse stock split effected on August 5, 2021. The authorized shares of preferred stock remain at 40,000,000. The authorized shares of common stock have been retroactively adjusted within the accompanying consolidated financial statements to give effect to the reduction for all periods presented.

The following table summarizes the Company's retail portfolio as of December 31, 2022 and 2021:

	Wholly-Owned Retail Properties		Unconsolidated Retail Properties at 100%	
	2022	2021	2022	2021
No. of properties	58	55	4	7
Gross Leasable Area (square feet)	9,171	8,560	1,125	1,768

2. Basis of Presentation and Summary of Significant Accounting Policies

Estimates, Risks, and Uncertainties

The accompanying consolidated financial statements have been prepared in accordance with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates, judgments and assumptions are required in a number of areas, including, but not limited to, evaluating the impairment of long-lived assets, allocating the purchase price of acquired retail properties, determining the fair value of debt and evaluating the collectability of accounts receivable. The Company bases these estimates, judgments and assumptions on historical experience and various other factors that the Company believes to be reasonable under the circumstances. Actual results may differ from these estimates.

Variable Interest Entities

The Company evaluates its investments in LLCs and LPs to determine whether each such entity may be a variable interest entity ("VIE"). The accounting standards related to the consolidation of VIEs require qualitative assessments to determine whether the Company is the primary beneficiary. Determination of the primary beneficiary is based on whether the Company has (i) power to direct significant activities of the VIE and (ii) an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company consolidates a VIE if it is deemed to be the primary beneficiary. The equity method of accounting is applied to entities in which the Company is not the primary beneficiary, or if the entity is not a VIE and the Company does not have control, but can exercise significant influence over the entity with respect to its operations and major decisions. As of December 31, 2022 and 2021, the Company had no VIEs.

Revenue Recognition

Lease Income

The majority of revenue recognized from the Company's retail properties is comprised of fixed and variable consideration received from tenants under long-term operating leases with varying terms. Fixed consideration generally consists of minimum lease payments for the rental of retail space while the variable consideration generally consists of reimbursements of the tenant's pro-rata share of certain operating expenses incurred by the Company, including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees and certain capital repairs. Certain other tenants are subject to net leases whereby the tenant is responsible for fixed minimum lease payments to the Company, as well as directly paying all costs and expenses associated with occupancy to third party service providers. Such direct payments to third parties are not recorded as revenue and expense by the Company.

In accordance with Accounting Standards Codification ("ASC") 842, *Leases*, ("Topic 842"), the Company has elected to not separate lease and non-lease components for all qualifying leases. In effect, this generally relieves the Company from accounting for certain consideration under ASC 606, *Revenue from Contracts with Customers* ("Topic 606"). As a result of the election, all income arising from leases is presented on a combined basis as lease income, net.

Minimum lease payments are recognized on a straight-line basis over the term of each lease. The cumulative difference between fixed consideration recognized on a straight-line basis and the cash payments due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable.

The Company records lease termination income when all conditions of a signed termination agreement have been met, the tenant is no longer occupying the property, and termination income amounts due are considered collectible. The Company defers recognition of contingent lease income until the specified target that triggers the contingent lease income is achieved.

The Company commences revenue recognition on its leases when the lessee takes possession of, or controls the physical use of, the leased asset, unless the lessee is constructing improvements for which the Company is deemed to be the owner for accounting purposes. If the Company is deemed the owner for accounting purposes, the leased asset is the finished space and revenue recognition commences when the lessee takes possession of it, typically when the improvements are substantially complete. Alternatively, if the lessee is deemed to be the owner of the improvements for accounting purposes, then the leased asset is the unimproved space, and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce lease income recognized over the lease term, and the Company commences revenue recognition when the lessee takes possession of the unimproved space.

The determination of who owns the tenant improvements, for accounting purposes, is based on contractual rights and subject to judgment. In making that judgment, no one factor is determinative. The Company routinely considers:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;

- whether the tenant is required to provide evidence supporting the cost of improvements prior to reimbursement;

- whether the tenant or landlord retains legal title to the improvements;

- the uniqueness of the improvements;

- the expected economic life of the tenant improvements relative to the length of the lease; and

- who constructs or directs the construction of the improvements.

Credit Losses

The Company reviews the collectability of amounts due from its tenants on a regular basis. Such reviews consider the tenant's financial condition and payment history and other economic conditions impacting the tenant. Changes in collectability occur when the Company no longer believes it is probable that substantially all the lease payments will be collected over the term of the lease. If collection is not probable, regardless of whether the Company has entered into an amendment to provide the tenant with COVID-19 related rent relief, the lease payments will be accounted for on a cash basis, and revenue will be recorded as cash is received. If reassessed, and the collection of substantially all of the lease payments from the tenant becomes probable, the accrual basis of revenue recognition is reestablished. The provision for estimated credit losses resulting from changes in the expected collectability of lease payments, including variable payments, is recognized as a direct adjustment to lease income, and a direct write-off of the operating lease receivables, including straight-line rent receivable.

Other Fee Income

The Company recognizes other fee income when it satisfies a performance obligation relating to services provided to its joint venture partnership. The resulting receivables are settled through recurring monthly payments for the services provided over the term of the contract. The Company generally does not receive prepayments for services or recognize revenue prior to being legally entitled to payment. As a result, the Company does not generally record contract assets or contract liabilities.

Property management and asset management fees are recognized over time as services are rendered to the joint venture partnership. The bundled services of the property management performance obligation and asset management performance obligation each qualify as a series of distinct services satisfied over time. The variable consideration related to each of the performance obligations is recognized in each of the periods that directly relate to the Company's efforts to provide those services. Accordingly, the Company elected the optional exemption provided by Topic 606 to not disclose information about remaining wholly unsatisfied performance obligations. The variability in timing of the property management and asset management fees, which generally relate to the fluctuation in cash receipts from tenants and potential changes in equity capitalization, are resolved on a monthly basis.

For certain services, the Company acts as an agent on behalf of the customer to arrange for performance by a third party. Based on the Company's judgment, both the underlying asset management service activities and the underlying property management service activities are not distinct but are inputs (or fulfillment activities) to provide the combined output (either the overall asset management service or the overall property management service).

Leasing commissions and other fees are recognized at a point in time consistent with the underlying service rendered to the joint venture partnership. The leasing performance obligation and other performance obligations are satisfied at the point in which the customer is transferred control over and consumes the benefit of the service. The uncertainty of the leasing commissions and other fees are resolved upon delivery of the underlying service. Generally, the first and second installments of leasing commissions are paid upon lease execution and rent commencement, respectively.

Sale of Real Estate

The Company derecognizes real estate and recognizes a gain or loss when a contract exists and control of the property has transferred to the buyer. Control of the property, including controlling financial interest, is generally considered to transfer upon closing through transfer of the legal title and possession of the property, at which point the Company recognizes a gain or loss equal to the difference between the transaction price and the carrying amount of the property.

Acquisition of Real Estate

The Company evaluates the inputs, processes and outputs of each asset acquired to determine if the transaction is a business combination or asset acquisition. If an acquisition qualifies as a business combination, the related transaction costs are expensed. If an acquisition qualifies as an asset acquisition, the related transaction costs are capitalized and amortized over the useful life of the acquired assets. Generally, our acquisitions of real estate qualify as asset acquisitions.

The Company allocates the purchase price of real estate to land, building, other building improvements, tenant improvements, intangible assets and liabilities (such as the value of above- and below-market leases, and in-place leases). The values of above- and below-market leases are recorded as intangible assets and intangible liabilities, respectively, and are amortized as either a decrease (in the case of above-market leases) or an increase (in the case of below-market leases) to lease income, net over the remaining term of the associated lease. The values, if any, associated with in-place leases are recorded as intangible assets and amortized to depreciation and amortization expense over the remaining lease term.

The difference between the contractual rental rates and the Company's estimate of market rental rates is measured over a period equal to the remaining non-cancelable term of the leases plus the term of any below-market renewal options. For the amortization period, the remaining term of leases with renewal options at terms below market reflect the assumed exercise of such below-market renewal options, if reasonably assured.

If a tenant vacates its space prior to the contractual expiration of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible asset or liability is written off. Tenant improvements are depreciated and origination costs are amortized over the remaining term of the lease or charged against earnings if the lease is terminated prior to its contractual expiration date.

With the assistance of a third-party valuation specialist, the Company performs the following procedures for assets acquired:

- Estimate the value of the property "as if vacant" as of the acquisition date;

- Allocate the value of the property among land, building, and other building improvements and determine the associated useful life for each;

- Calculate the value and associated life of above- and below-market leases on a tenant-by-tenant basis. The difference between the contractual rental rates and the Company's estimate of market rental rates is measured over a period equal to the remaining term of the leases (using a discount rate which reflects the risks associated with the leases acquired, including geographical location, size of leased area, tenant profile and credit risk);

- Estimate the fair value of the tenant improvements, legal costs and leasing commissions incurred to obtain the leases and calculate the associated useful life for each;

- Estimate the fair value of assumed debt, if any; and

- Estimate the intangible value of the in-place leases based on lease execution costs of similar leases as well as lost rent payments during an assumed lease-up period and their associated useful lives on a tenant-by-tenant basis.

Properties Held for Sale

In determining whether to classify a property as held for sale, the Company considers whether: (i) management has committed to a plan to sell the property; (ii) the property is available for immediate sale, in its present condition; (iii) the Company has initiated a program to locate a buyer; (iv) the Company believes that the sale of the property is probable; (v) the Company has received a significant non-refundable deposit for the purchase of the property; (vi) the Company is actively marketing the property for sale at a price that is reasonable in relation to its estimated fair value; and (vii) actions required for the Company to complete the plan indicate that it is unlikely that any significant changes will be made to the plan. When all criteria are met, the property is classified as held for sale and carried at the lower of cost or estimated fair value less costs to sell. Additionally, if the sale represents a strategic shift that has (or will have) a major effect on the Company's results and operations, the income and expenses for the period are classified as discontinued operations for all periods presented.

Impairment of Long Lived Assets

The Company assesses the carrying values of long-lived tangible and intangible assets whenever events or changes in circumstances indicate that they may not be fully recoverable, such as a reduction in the expected hold period of a property. When such event or circumstances occur, if it is expected that the carrying value is not recoverable because the expected undiscounted cash flows do not exceed that carrying value, the Company recognizes an impairment loss to the extent that the carrying value exceeds the estimated fair value. The valuation and possible subsequent impairment of investment properties is a significant estimate that can and does change based on the Company's continuous process of analyzing each property's economic condition over time and reviewing and updating assumptions about uncertain inherent factors, including observable inputs such as contractual revenues and unobservable inputs such as forecasted revenues and expenses, estimated net disposition proceeds, and discount rate. These unobservable inputs are based on a property's market conditions and expected growth rates. Assumptions and estimates about future cash flows and capitalization rates are complex and subjective. Changes in economic and operating conditions and the Company's ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in additional impairment.

The Company's assessment of expected hold period for investment properties evaluated for impairment is of particular significance because of the material impact it has on the evaluation of the property's recoverability. Changes in the Company's disposition strategy or changes in the marketplace may alter the hold period of an asset or asset group which may result in an impairment loss and such loss could be material to the Company's financial condition or operating performance.

Periodically, management assesses whether there are any indicators that the carrying value of the Company's investments in unconsolidated entities may be other-than-temporarily impaired. To the extent other-than-temporary impairment has occurred, the loss is measured as the excess of the carrying value of the investment over the estimated fair value of the investment. The estimated fair value of the investment is generally derived from the cash flows generated from the underlying real property investments of the investee.

Real Estate Capitalization and Depreciation

Real estate is reflected at cost less accumulated depreciation within investment properties on the consolidated balance sheets. Ordinary repairs and maintenance are expensed as incurred.

Depreciation expense is computed using the straight-line method. A range of estimated useful lives of 15-30 years is used for buildings and other improvements, and a range of 3-20 years is used for furniture, fixtures and equipment.

Tenant improvements are amortized on a straight-line basis over the lesser of the life of the tenant improvement or the lease term. Amortization is included in depreciation and amortization expense.

Deferred leasing costs are recognized as a part of deferred costs and other assets, net and are amortized to depreciation and amortization expense over the remaining term of the associated tenant lease.

Direct and indirect costs that are clearly related to the construction and improvements of investment properties are capitalized. Costs incurred for interest, property taxes and insurance are capitalized during periods in which activities necessary to prepare the property for its intended use are in progress.

Cash, Cash Equivalents and Restricted Cash

The Company considers all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions generally exceed the Federal Deposit Insurance Corporation ("FDIC") insurance coverage. The Company periodically assesses the credit risk associated with these financial institutions. The Company believes insignificant credit risk exists related to amounts on deposit in excess of FDIC insurance coverage.

The Company had restricted cash of $142 and $7,865 as of December 31, 2022 and 2021, respectively. Restricted cash often consists of lenders' escrows, operating real estate escrows for taxes, insurance, capital expenditures and payments required under certain lease agreements, and funds restricted through lender or other agreements, including funds held in escrow for future acquisitions.

Fair Value Measurements

In accordance with ASC 820, *Fair Value Measurement and Disclosures* ("Topic 820"), the Company defines fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer or settle a liability in an orderly transaction between market participants at the measurement date. The Company uses a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of the three broad levels described below:

- Level 1 - Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

- Level 2 - Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company has estimated the fair value of its financial instruments and non-financial assets using available market information and valuation methodologies the Company believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

The carrying amounts of cash, cash equivalents and restricted cash, accounts and rents receivables, other assets, accounts payable, accrued expenses, and other liabilities reasonably approximate fair value, in management's judgment, because of their short-term nature. Fair value information pertaining to derivative financial instruments, investment properties, investments in unconsolidated entities and debt is provided in *"Note 9. Fair Value Measurements"*.

Income Taxes

The Company has elected and operates in a manner to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") for federal income tax purposes commencing with the tax year ended December 31, 2005. To qualify as a REIT, the Company is generally required to distribute at least 90% of its REIT taxable income (subject to certain adjustments) to its stockholders each year (the "90% Distribution Requirement"). As a REIT, the Company is entitled to a tax deduction for some or all of the dividends paid to stockholders. Accordingly, the Company generally will not be subject to federal income taxes as long as it currently distributes to stockholders an amount equal to or in excess of the Company's taxable income. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

From time to time, the Company may elect to treat certain of its consolidated subsidiaries as taxable REIT subsidiaries ("TRSs") pursuant to the Code. Among other activities, TRSs may participate in non-real estate related activities and/or perform non-customary services for tenants and are subject to federal and state income tax at regular corporate tax rates.

Income tax expense or benefit is recognized as a part of other income and expense, net. During the years ended December 31, 2022 and 2021, the Company did not have any operations within TRSs.

Income tax expense for the years ended December 31, 2022 and 2021 generally pertains to Texas margin tax. Income tax expense for the year ended December 31, 2020 is generally comprised of federal and state taxes paid by consolidated TRSs and certain state taxes paid by the Company. Under the federal legislation enacted on March 27, 2020, known as the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), certain limitations on the deductibility of net operating losses ("NOLs") enacted under prior federal tax legislation have been temporarily rolled back. As a result of the anticipated NOL carryback claims for the Company's TRSs, total additional tax benefits of $1,172 were recognized as a part of other income and expense, net during the year ended December 31, 2020.

The Company has accrued no material interest or penalties relating to income taxes. As of December 31, 2022, the Company's 2021, 2020, and 2019 tax years remain subject to examination by U.S. and various state tax jurisdictions.

Derivative Instruments

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company's objective in using interest rate derivatives is to manage its exposure to interest rate movements and add stability to interest expense. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreement without exchange of the underlying notional amount.

The Company has a policy of only entering into contracts with established financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from those instruments, nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

The Company recognizes all derivatives on the consolidated balance sheets at fair value. Additionally, changes in fair value will affect either equity or earnings depending on whether the derivative instruments qualify as a hedge for accounting purposes and, if so, the nature of the hedging activity. When the underlying transaction is terminated or completed, all changes in the fair value of the instrument are marked-to-market with changes in value included in earnings each period until the instrument matures. Any derivative instrument used for risk management that does not meet the criteria for hedge accounting is marked-to-market each period in earnings. The Company does not use derivatives for trading or speculative purposes.

Share-Based Compensation

The Company has one share-based compensation plan under which time-based restricted stock units ("RSUs"), performance-based RSUs, and market-based RSUs have been issued with tandem dividend equivalents. Compensation expense related to these awards, which are generally equity classified, is recognized as a part of general and administrative expense. The tandem dividend equivalent cash payments of awards granted during the year ended December 31, 2022 are recognized within equity. The tandem dividend equivalent cash payments of awards granted during the years ended December 31, 2021 and 2020 are recognized within earnings. Forfeitures of awards are recognized as they occur.

Time-based awards are generally measured at grant date fair value and not subsequently remeasured. Compensation expense related to these awards is recognized on a straight-line basis over the vesting period. Time-based awards granted to employees vest equally on each of the first three anniversaries of the applicable vesting commencement date, subject to the employees' continued service to the Company. The time-based RSU awards granted to directors vest on the earlier of the one-year anniversary of the applicable grant date or the date of the Company's next annual meeting of its shareholders following the grant date, subject to the directors' continued service to the Company.

Performance-based awards are measured at grant date fair value and each grantee is eligible to vest in a number of RSUs ranging from 0% to 100% of the total number granted based on specified performance levels. Performance-based awards vest within 45 days of the conclusion of the performance period and are generally subject to the recipients' continued service to the Company. Compensation cost is recognized when the performance condition is considered probable of achievement. If a performance award has more than one potential outcome, recognition of compensation cost is based on the most likely outcome. During the service period, a cumulative catch-up approach is used to account for changes in the assessment of which outcome is most likely to occur. Absent a change in the determination of the most likely outcome, compensation expense related to these awards would be recognized on a straight-line basis from the grant date through the vesting date.

Market-based awards are valued as of the grant date utilizing a Monte Carlo simulation model that assesses the probability of satisfying certain market performance thresholds over a three year performance period. Market-based awards vest within 45 days of the conclusion of the performance period and are generally subject to the recipients' continued service to the Company. The number of common shares ultimately issued is based on the Company's total shareholder return ("TSR") relative to that of the FTSE NAREIT Shopping Index peer group on a percentile basis. The resulting compensation expense is recorded over the service period regardless of whether the TSR performance measures are achieved.

Recently Issued Accounting Pronouncements

Recently issued accounting standards or pronouncements are either not relevant to the Company, or are not expected to have, or did not have, a material effect on the consolidated financial statements of the Company.

3. Revenue Recognition

Operating Leases

Minimum lease payments to be received under long-term operating leases and short-term specialty leases, excluding additional percentage rent based on tenants' sales volume and tenant reimbursements of certain operating expenses, and assuming no exercise of renewal options or early termination rights, are as follows:

For the year ending December 31,	As of December 31, 2022
2023	$ 168,266
2024	155,859
2025	138,904
2026	122,611
2027	90,981
Thereafter	275,268
Total	$ 951,889

The foregoing table includes payments from tenants who have taken possession of their space and tenants who have been moved to the cash basis of accounting for revenue recognition purposes. The remaining lease terms range from less than one year to seventy-six years.

The following table reflects the disaggregation of lease income, net:

	Year Ended December 31,		
	2022	2021	2020
Minimum base rent	$ 145,467	$ 128,716	$ 127,630
Real estate tax recoveries	30,107	27,874	27,898
Common area maintenance, insurance, and other recoveries	28,072	23,948	21,842
Ground rent income	14,991	13,167	12,976
Amortization of market-lease intangibles and inducements, net	5,589	4,318	7,060
Short-term and other lease income	4,333	3,378	2,825
Termination fee income	339	406	1,255
Straight-line rent adjustment, net	2,645	3,272	2,590
Reversal of (provision for) uncollectible straight-line rent	1,170	(468)	(3,214)
Provision for uncollectible billed rent and recoveries	(1,065)	(2,264)	(9,212)
Reversal of uncollectible billed rent and recoveries	1,332	5,003	1,307
Lease income, net	$ 232,980	$ 207,350	$ 192,957

Other Fee Income

Other fee income is derived from services provided to the Company's unconsolidated real estate joint venture and therefore deemed to be related party transactions. The property management, asset management, leasing and other services are provided over the term of the contract.

The following table reflects the disaggregation of other fee income:

	Timing of Satisfaction of Performance Obligations	Year Ended December 31,		
		2022	2021	2020
Property management fees	Over time	$ 1,301	$ 1,952	$ 2,093
Asset management fees	Over time	882	1,128	1,098
Leasing commissions and other fees	Point in time	383	462	456
Other fee income		$ 2,566	$ 3,542	$ 3,647

4. Acquired Properties

The following table reflects the retail properties acquired, accounted for as asset acquisitions, during the year ended December 31, 2022:

Date	Property	Metropolitan Area	Square Feet	Gross Acquisition Price	Assumption of Mortgage Debt
February 2, 2022	Shops at Arbor Trails	Austin, TX	357	$ 112,190	$ 31,500
February 2, 2022	Escarpment Village	Austin, TX	170	77,150	26,000
April 21, 2022	The Highlands of Flower Mound (a)	Dallas, TX	175	38,000	22,880
May 4, 2022	Bay Landing	Fort Myers, FL	63	10,425	—
June 10, 2022	Kyle Marketplace - Outparcel (b)	Austin, TX	—	705	—
October 28, 2022	Eastfield Village	Charlotte, NC	96	22,500	—
December 16, 2022	Stone Ridge Market (a)	San Antonio, TX	219	58,100	—
			1,080	$ 319,070	$ 80,380

(a) These retail properties were acquired from the Company's unconsolidated joint venture. See *"Note 6. Investment in Unconsolidated Entities"*. The Company recognized a fair value adjustment of $499 to the mortgage payable secured by The Highlands of Flower Mound.

(b) The Company acquired a parcel of vacant land adjacent to this retail property. The assets, liabilities and operations of the outparcel acquired are combined for presentation purposes with the retail property already owned by the Company.

The following table reflects the retail properties acquired, accounted for as asset acquisitions, during the year ended December 31, 2021:

Date	Property	Metropolitan Area	Square Feet	Gross Acquisition Price
July 12, 2021	Prestonwood Town Center (a)	Dallas, TX	233	$ 52,800
September 2, 2021	Rio Pinar Plaza - Outparcel (b)	Orlando, FL	7	1,910
			240	$ 54,710

(a) This retail property was acquired from the Company's unconsolidated joint venture. See *"Note 6. Investment in Unconsolidated Entities"*.

(b) The Company acquired a parcel of vacant land adjacent to this retail property. The assets, liabilities and operations of the outparcel acquired are combined for presentation purposes with the retail property already owned by the Company.

Transaction costs of $1,079 and $59 were capitalized during the years ended December 31, 2022 and 2021, respectively.

5. Disposed Properties

The following table reflects the real property disposed of during the year ended December 31, 2022:

Date	Property	Metropolitan Area	Square Feet	Gross Disposition Price	Gain on Sale
June 30, 2022	Centerplace of Greeley	Denver, CO	152	$ 37,550	$ 25,147
June 30, 2022	Cheyenne Meadows	Denver, CO	90	17,900	11,709
December 15, 2022	The Shops at Walnut Creek (a)	Denver, CO	225	55,000	1,393
			467	$ 110,450	$ 38,249

(a) The property's buyer assumed a $28.6 million mortgage payable secured by the property. We recognized a loss on debt extinguishment of $0.08 million related to the buyer's assumption.

The following table reflects the real property disposed of during the year ended December 31, 2021:

Date	Property	Metropolitan Area	Square Feet	Gross Disposition Price	Gain (Loss) on Sale, net
February 28, 2021	Sonterra Village (a)	San Antonio, TX	N/A	$ 616	$ 436
March 14, 2021	Eldridge Town Center (a)	Houston, TX	N/A	133	104
March 31, 2021	Windward Commons (a)	Alpharetta, GA	N/A	150	(21)
June 30, 2021	Eldridge Town Center (a)	Houston, TX	N/A	418	361
July 20, 2021	Kroger Tomball	Houston, TX	74	13,655	636
October 31, 2021	Westpark Shopping Center (a)	Washington D.C/ Richmond Metro Area	N/A	9	6
			74	$ 14,981	$ 1,522

(a) These dispositions were related to completions of partial condemnations at four retail properties.

6. Investment in Unconsolidated Entities

Joint Venture Interest in IAGM

As of December 31, 2022 and 2021, the Company owned a 55% interest in one unconsolidated entity, IAGM Retail Fund I, LLC ("IAGM"), a joint venture partnership between the Company and PGGM Private Real Estate Fund ("PGGM"). IAGM was formed on April 17, 2013 for the purpose of acquiring, owning, managing, and disposing of retail properties and sharing in the profits and losses from those retail properties and their activities. On January 18, 2023, the Company acquired the four remaining retail properties from IAGM by acquiring 100% of the membership interests in each of IAGM's wholly owned subsidiaries, as disclosed in "*Note 13. Subsequent Events*".

The Company analyzed the joint venture agreement and determined that IAGM was not a VIE. The Company also considered the joint venture partners' participating rights under the joint venture agreement and determined that the joint venture partners have the ability to participate in major decisions, which equates to shared decision making. Accordingly, the Company has significant influence but does not control IAGM. Therefore, IAGM was not consolidated by the Company, and the equity method of accounting was applied. Under the equity method of accounting, the net equity investment of the Company and the Company's share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations and comprehensive income (loss).

IAGM is party to two interest rate swap agreements to achieve fixed interest rates on its senior secured term loan facility. As of December 31, 2022, and December 31, 2021, the interest rate swaps were recorded as assets with fair values of $2,764 and $530, respectively, on IAGM's consolidated balance sheet, of which the Company's share was $1,520 and $291, respectively. The Company recognizes its share of gains or losses resulting from IAGM's interest rate swaps as an adjustment to the Company's investment in IAGM and an increase or decrease in comprehensive income.

On September 28, 2022, IAGM transitioned its senior secured term loan facility from a London Inter-bank Offered Rate ("LIBOR") which repriced monthly ("1-Month LIBOR") to a Secured Overnight Financing Rate ("SOFR") which reprices monthly ("1-Month Term SOFR").

On December 15, 2022, IAGM transitioned its interest rate swaps from 1-Month LIBOR to 1-Month Term SOFR. IAGM's hedging instruments continue to qualify for cash flow hedge accounting through application of expedients provided by Accounting Standards Update ("ASU") 2020-04, *Reference Rate Reform*.

The following table reflects the real property disposed by IAGM of during the years ended December 31, 2022 and 2021:

Date	Property	Square Feet	Gross Disposition Price	IAGM's Gain (Loss) on Sale	The Company's Gain Deferral
July 12, 2021	Prestonwood Town Center (a)	233	$ 52,800	$ 12,428	$ 6,835
September 3, 2021	Westover Marketplace	243	28,775	399	—
December 1, 2021	South Frisco Village	227	32,600	5,467	—
March 3, 2022	Price Plaza (b)	206	39,100	3,751	—
April 21, 2022	The Highlands of Flower Mound (a)	175	38,000	1,244	684
December 16, 2022	Stone Ridge Market (a)	219	58,100	12,287	6,758
December 22, 2022	Stables Town Center (c)	43	7,800	(244)	—

(a) The Company purchased these properties at a purchase price determined by a third party real estate valuation specialist. The Company deferred its share of IAGM's gains on sale and began amortizing it over 30 years as an increase to equity in earnings of unconsolidated entities.

(b) The buyer assumed a $17,800 mortgage payable secured by the property.

(c) IAGM disposed of 43 square feet out of a total 191 square feet through a partial sale of the property.

The following table reflects the mortgage paydowns by IAGM of during the years ended December 31, 2022 and 2021:

Date	Mortgaged Property	Contractual Interest Rate	Mortgage Paydown (a)	Loss on Debt Extinguishment
March 26, 2021	Westover Marketplace	4.08 %	$ 23,150	$ 14
July 12, 2021	Senior secured pooled loan	1.55 % + 1M LIBOR	$ 54,103	$ 215
December 16, 2022	Stone Ridge Market	3.47 %	$ 28,125	$ 2
December 22, 2022	Senior secured pooled loan	1.65 % + 1M SOFR	$ 5,428	$ 15

(a) Mortgage paydowns were funded by available liquidity and proceeds from the sale of properties.

Condensed Financial Information

The following table presents condensed balance sheet information for IAGM:

	As of		
	December 31, 2022		December 31, 2021
Assets:			
Net investment properties	$	161,312	$ 288,014
Other assets		65,565	98,696
Total assets		226,877	386,710
Liabilities and equity:			
Mortgage debt, net		92,186	165,831
Other liabilities		7,392	12,409
Equity		127,299	208,470
Total liabilities and equity		226,877	386,710
Company's share of equity		70,869	115,513
Outside basis difference, net (a)		(14,738)	(7,569)
Carrying value of investments in unconsolidated entities	$	56,131	$ 107,944

(a)   The outside basis difference relates to the unamortized deferred gains on historical property sales from IAGM to the Company.

The following table presents condensed income statement information of IAGM:

	Year ended December 31,				
IAGM		2022		2021	2020
Total income	$	27,764	$	42,145	$ 46,259
Depreciation and amortization		(10,508)		(14,437)	(16,303)
Property operating		(5,149)		(7,265)	(7,143)
Real estate taxes		(4,086)		(7,507)	(8,687)
Asset management fees		(882)		(1,128)	(1,098)
Interest expense, net		(4,002)		(5,637)	(7,455)
Other expense and income, net		(245)		(422)	(307)
Loss on debt extinguishment		(219)		(229)	(8)
Provision for asset impairment		—		—	(11,016)
Gain on sale of investment properties, net		17,038		18,294	1,741
Net income (loss)		19,711		23,814	(4,017)
Company's share of net income (loss)	$	10,832	$	13,089	$ (2,264)
Outside basis adjustment for investee's sale of real estate, net		(7,169)		(6,691)	(877)
Equity in earnings (losses) of unconsolidated entities	$	3,663	$	6,398	$ (3,141)

As of December 31, 2022 and 2021, none of IAGM's mortgages payable are recourse to the Company. It is anticipated that the joint venture will be able to repay, refinance or extend all of its debt on a timely basis. IAGM's remaining mortgages payable of $92,468 are scheduled to mature during the year ending December 31, 2023, not inclusive of two twelve-month extension options.

7. Intangible Assets, Liabilities, and Deferred Leasing Costs

The following table summarizes the Company's intangible assets, liabilities, and deferred leasing costs as of December 31, 2022 and 2021:

		As of December 31,		
		2022		2021
Intangible assets:				
In-place leases	$	158,155	$	137,579
Above-market leases		16,082		15,082
Intangible assets		174,237		152,661
Accumulated amortization:				
In-place leases		(66,347)		(63,741)
Above-market leases		(6,723)		(7,894)
Accumulated amortization		(73,070)		(71,635)
Intangible assets, net	$	101,167	$	81,026
Intangible liabilities:				
Below-market leases	$	55,501	$	58,256
Accumulated amortization		(25,843)		(29,261)
Intangible liabilities, net	$	29,658	$	28,995
Deferred leasing costs:				
Leasing costs	$	20,949	$	18,482
Accumulated amortization		(7,114)		(6,055)
Deferred leasing costs, net	$	13,835	$	12,427

The following table provides a summary of the amortization related to intangible assets, liabilities, and deferred leasing costs for the years ended December 31, 2022, 2021 and 2020:

		Year ended December 31,				
		2022		2021		2020
Intangible assets:						
In-place leases	$	20,993	$	18,730	$	22,994
Above-market leases		2,018		2,036		2,446
Amortization of intangible assets	$	23,011	$	20,766	$	25,440
Intangible liabilities:						
Amortization of below-market leases	$	7,403	$	6,317	$	9,468
Deferred leasing costs:						
Amortization of deferred leasing costs	$	2,533	$	2,138	$	1,913

The following table provides a summary of the amortization during the next five years and thereafter related to intangible assets, liabilities, and deferred leasing costs as of December 31, 2022:

Year ending December 31,		In-place leases		Above market leases		Below market leases		Deferred leasing costs
2023	$	20,494	$	2,085	$	4,686	$	3,749
2024		16,582		1,603		3,817		1,970
2025		13,820		1,283		3,308		1,828
2026		11,416		1,097		2,932		1,667
2027		7,785		783		2,022		1,393
Thereafter		21,711		2,508		12,893		3,228
Total	$	91,808	$	9,359	$	29,658	$	13,835

8. Debt

The Company's debt consists of mortgages payable, unsecured term loans, senior notes, and an unsecured revolving line of credit. The Company believes it has the ability to repay, refinance or extend any of its debt, and that it has adequate sources of funds to meet short-term cash needs. It is anticipated that the Company will use proceeds from property sales, cash on hand, and available capacity on credit agreements, if any, to repay, refinance or extend the mortgages payable maturing in the near term.

The Company's credit agreements and mortgage loans require compliance with certain covenants, such as debt service coverage ratios, investment restrictions and distribution limitations. As of December 31, 2022 and 2021, the Company was in compliance with all loan covenants.

Credit Agreements

On September 22, 2021, the Company entered into an amendment to the Revolving Credit Agreement (the "Amended Revolving Credit Agreement"), which provides for, among other things, an extension of the maturity of the $350.0 million Revolving Credit Agreement to September 22, 2025, with two six-month extension options.

On September 22, 2021, the Company entered into an amendment to its $400.0 million Term Loan Credit Agreement (the "Amended Term Loan Agreement"), which provides for, among other things, an extension of the maturity dates and a reallocation of indebtedness under the two outstanding tranches of term loans thereunder. The Amended Term Loan Agreement consists of a $200.0 million 5-year tranche maturing on September 22, 2026, and a $200.0 million 5.5-year tranche maturing on March 22, 2027.

On May 11, 2022, the Company transitioned its Amended Revolving Credit Agreement and Amended Term Loan Agreement from 1-Month LIBOR to 1-Month Term SOFR.

On June 3, 2022, in connection with and upon effectiveness of the Note Purchase Agreement (as defined below) and in accordance with the terms of the Amended Term Loan Credit Agreement and Amended Revolving Credit Agreement, each of the administrative agents under such agreements released all of the subsidiary guarantors from their guaranty obligations that were previously made for the benefit of the lenders under such agreements.

Senior Notes

On August 11, 2022, the Company issued $250.0 million aggregate principal amount of senior notes in a private placement, of which (i) $150.0 million are designated as 5.07% Senior Notes, Series A, due August 11, 2029 (the "Series A Notes") and (ii) $100.0 million are designated as 5.20% Senior Notes, Series B, due August 11, 2032 (the "Series B Notes" and, together with the Series A Notes, the "Notes") pursuant to a note purchase agreement (the "Note Purchase Agreement"), dated June 3, 2022, between the Company and the various purchasers named therein. The Notes were issued at par in accordance with the Note Purchase Agreement and pay interest semiannually on February 11th and August 11th until their respective maturities.

The Company may prepay at any time all or any part of the Notes, in an amount not less than 5% of the aggregate principal amount of any series of the Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount prepaid plus accrued interest and a Make-Whole Amount (as defined in the Note Purchase Agreement). The Notes will be required to be absolutely and unconditionally guaranteed by certain subsidiaries of the Company that guarantee certain material credit facilities of the Company. Currently, there are no subsidiary guarantees of the Notes.

The following table summarizes the Company's debt as of December 31, 2022 and 2021:

	Maturity Date	Interest Rate Type	As of December 31, 2022		As of December 31, 2021	
			Interest Rate	Amount	Interest Rate	Amount
Mortgages Payable						
Total mortgages payable	Various	Fixed	3.95% (a)	$ 109,812	4.07% (a)	$ 105,955
Term Loans						
$200.0 million 5 years	9/22/2026	Fixed	2.71% (b)	100,000	2.68% (b)	100,000
$200.0 million 5 years	9/22/2026	Fixed	2.72% (b)	100,000	2.68% (b)	100,000
$200.0 million 5.5 years	3/22/2027	Fixed	2.77% (b)	50,000	2.69% (b)	50,000
$200.0 million 5.5 years	3/22/2027	Fixed	2.76% (b)	50,000	2.70% (b)	50,000
$200.0 million 5.5 years	3/22/2027	Variable	1M SOFR + 1.30% (c)	100,000	1M LIBOR + 1.20% (c)	100,000
Total				400,000		400,000
Senior Notes						
$150.0 million	8/11/2029	Fixed	5.07%	150,000	-	—
$100.0 million	8/11/2032	Fixed	5.20%	100,000	-	—
Total				250,000		—
Revolving Line of Credit						
$350.0 million total capacity	9/22/2025	Variable	1M SOFR + 1.14% (c)	—	1M LIBOR + 1.05% (c)	31,000
Total debt			4.08%	759,812	2.61%	536,955
Debt discounts and issuance costs, net				(5,261)		(3,873)
Debt, net				$ 754,551		$ 533,082

(a)   Interest rates reflect the weighted average of the Company's mortgages payable.

(b)   Interest rates reflect the fixed rates effectively achieved through the Company's interest rate swaps.

(c)   As of December 31, 2022 and 2021, 1-Month Term SOFR was 4.3581% and 1-Month LIBOR was 0.1013%, respectively.

The following table summarizes the scheduled maturities of the Company's mortgages payable as of December 31, 2022:

Scheduled maturities by year:	As of December 31, 2022
2023	$ 13,732
2024	15,700
2025	22,880
2026	—
2027	26,000
Thereafter	31,500
Total	$ 109,812

Interest Rate Swaps

The Company is party to four effective interest rate swap agreements and four interest rate forward swap agreements, which address the periods between the maturity dates of the effective swaps and the maturity dates of the Amended Term Loan Agreement. In tandem, the interest rate swaps achieve fixed interest rates for a constant notional amount through the maturity dates of the Amended Term Loan Agreement.

On December 15, 2022, the Company transitioned its interest rate swaps from 1-Month LIBOR to 1-Month Term SOFR. The Company's hedging instruments continue to qualify for cash flow hedge accounting through application of expedients provided by ASU 2020-04, *Reference Rate Reform*.

The following table summarizes the Company's four effective and four forward interest rate swaps as of December 31, 2022:

Interest Rate Swaps	Notional Amount	Company Receives Variable Rate of	Company Pays Fixed Rate of	Fixed Rate Achieved	Effective Date	Maturity Date
5 Year Term Loan	$ 100,000	1-Month SOFR	1.41%	2.71%	Dec 2, 2019	Dec 21, 2023
5 Year Term Loan	100,000	1-Month SOFR	1.42%	2.72%	Dec 2, 2019	Dec 21, 2023
5.5 Year Term Loan	50,000	1-Month SOFR	1.47%	2.77%	Dec 2, 2019	Jun 21, 2024
5.5 Year Term Loan	50,000	1-Month SOFR	1.46%	2.76%	Dec 2, 2019	Jun 21, 2024
	$ 300,000					
5 Year Term Loan	100,000	1-Month SOFR	1.51%	2.81%	Dec 21, 2023	Sep 22, 2026
5 Year Term Loan	100,000	1-Month SOFR	1.51%	2.81%	Dec 21, 2023	Sep 22, 2026
5.5 Year Term Loan	50,000	1-Month SOFR	1.48%	2.78%	Jun 21, 2024	Mar 22, 2027
5.5 Year Term Loan	50,000	1-Month SOFR	1.54%	2.84%	Jun 21, 2024	Mar 22, 2027
	$ 300,000					

The following table summarizes the Company's four effective and four forward interest rate swaps as of December 31, 2021:

Interest Rate Swaps	Notional Amount	Company Receives Variable Rate of	Company Pays Fixed Rate of	Fixed Rate Achieved	Effective Date	Maturity Date
5 Year Term Loan	$ 100,000	1-Month LIBOR	1.48%	2.68%	Dec 2, 2019	Dec 21, 2023
5 Year Term Loan	100,000	1-Month LIBOR	1.48%	2.68%	Dec 2, 2019	Dec 21, 2023
5.5 Year Term Loan	50,000	1-Month LIBOR	1.49%	2.69%	Dec 2, 2019	Jun 21, 2024
5.5 Year Term Loan	50,000	1-Month LIBOR	1.50%	2.70%	Dec 2, 2019	Jun 21, 2024
	$ 300,000					
5 Year Term Loan	100,000	1-Month LIBOR	1.58%	2.78%	Dec 21, 2023	Sep 22, 2026
5 Year Term Loan	100,000	1-Month LIBOR	1.57%	2.77%	Dec 21, 2023	Sep 22, 2026
5.5 Year Term Loan	50,000	1-Month LIBOR	1.58%	2.78%	Jun 21, 2024	Mar 22, 2027
5.5 Year Term Loan	50,000	1-Month LIBOR	1.60%	2.80%	Jun 21, 2024	Mar 22, 2027
	$ 300,000					

The following table summarizes the effects of derivative financial instruments on the consolidated financial statements:

	Location and amount of gain (loss) recognized in accumulated comprehensive income			Location and amount of gain (loss) reclassified from accumulated comprehensive income into net income (loss)				Total interest expense presented in the consolidated statements of operations in which the effects of cash flow hedges are recorded		
	2022	2021	2020		2022	2021	2020	2022	2021	2020
Unrealized gain (loss) on derivatives	$ 32,052	$ 3,795	$ (16,199)	Interest expense, net	$ 1,009	$ (4,332)	$ (2,693)	Interest expense, net $ 26,777	$ 16,261	$ 18,749

As of December 31, 2022 and 2021, each of the Company's interest rate swaps are in an asset position and included within deferred costs and other assets, net. The Company has designated these interest rate swaps as cash flow hedges.

9. Fair Value Measurements

Recurring Measurements

The following financial instruments are remeasured at fair value on a recurring basis:

| | Fair Value Measurements as of | | | | | |
| Cash Flow Hedges: (a) | December 31, 2022 | | | December 31, 2021 | | |
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Derivative interest rate swaps (b)(c)	—	$ 26,721	—	—	(4,322)	—

(a) During the twelve months subsequent to December 31, 2022, an estimated $11,447 of derivative interest rate assets recognized in accumulated comprehensive income (loss) will be reclassified into earnings.

(b) The Company's derivative assets or liabilities are recognized as a part of deferred costs and other assets, net or other liabilities, respectively. IAGM's derivative assets or liabilities are recognized as a part of investment in unconsolidated entities.

(c) As of December 31, 2022 and 2021, the Company determined that the credit valuation adjustments associated with nonperformance risk are not significant to the overall valuation of its derivatives. As a result, the Company's derivative valuations in their entirety are classified as Level 2 of the fair value hierarchy.

Level 1

At December 31, 2022 and 2021, the Company had no Level 1 recurring fair value measurements.

Level 2

To calculate the fair value of the derivative interest rate instruments, the Company primarily uses quoted prices for similar contracts and inputs based on data that are observed in the forward yield curve that is widely observable in the marketplace. The Company also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements that utilize Level 3 inputs, such as estimates of current credit spreads.

Level 3

At December 31, 2022 and 2021, the Company had no Level 3 recurring fair value measurements.

Non-Recurring Measurements

Investment Properties

During the years ended December 31, 2022 and 2021, the Company had no Level 3 nonrecurring fair value measurements.

During the year ended December 31, 2020, the Company identified one retail property that had a reduction in its expected holding period and recorded a provision for asset impairment of $9,002 as a result of the fair value being lower than the property's carrying value. The Company's fair value was based on an executed sales contract. This property was disposed of on May 1, 2020.

Assets Held by Unconsolidated Entities

During the year ended December 31, 2020, the Company identified one retail property within the IAGM joint venture that had a reduction in its expected holding period by the joint venture and recorded a provision for asset impairment of $11,016. A discounted cash flow model was utilized to estimate the fair value of this retail property. This cash flow model consisted of unobservable inputs such as forecasted revenues and expenses and estimated net disposition proceeds at the end of the hold period, based on market conditions and expected growth rates. A 8.50% terminal capitalization rate and a discount rate of 9.50% was utilized in the model based upon observable rates that the Company believed to be within a reasonable range of then current market rates, based on the nature of the underlying investment and associated risks. The Company recognized its' share of this provision for asset impairment of $6,059 as part of equity in earnings (losses).

The following table summarizes activity for the Company's assets measured at fair value on a non-recurring basis and the related impairment charges for the years ended December 31, 2022, 2021, and 2020:

| | December 31, 2022 | | December 31, 2021 | | December 31, 2020 | |
	Level 3	Impairment Loss	Level 3	Impairment Loss	Level 3	Impairment Loss
Investment properties	$ —	$ —	$ —	$ —	$ 5,500	$ 9,002

Financial Instruments Not Measured at Fair Value

The table below represents the estimated fair value of financial instruments presented at carrying values in the Company's consolidated financial statements as of December 31, 2022 and 2021:

| | December 31, 2022 | | | December 31, 2021 | | |
	Carrying Value	Estimated Fair Value	Market Interest Rate	Carrying Value	Estimated Fair Value	Market Interest Rate
Mortgages payable	$ 109,812	$ 100,218	6.81 %	$ 105,955	$ 104,938	4.44 %
Senior notes	250,000	235,820	6.05 %	—	—	N/A
Term loans	400,000	401,170	5.11 %	400,000	400,470	2.39 %
Revolving line of credit	—	—	N/A	31,000	31,062	2.39 %

The market interest rates used to estimate the fair value of the Company's mortgages payable, senior notes, term loans, and revolving line of credit reflect the terms currently available on similar borrowing terms to borrowers with credit profiles similar to that of the Company's. The Company classifies its debt instrument valuations within Level 2 of the fair value hierarchy.

10. Earnings Per Share and Equity Transactions

Basic earnings per share ("EPS") is computed by dividing net income or loss attributed to common shares by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from awards issued pursuant to the Incentive Award Plan.

The following table reconciles the amounts used in calculating basic and diluted earnings per share:

	Year ended December 31,		
	2022	2021	2020
Numerator:			
Net income (loss) attributed to common shares	$ 52,233	$ (5,360)	$ (10,174)
Earnings allocated to unvested restricted shares	—	—	—
Net income (loss) attributed to common shares - basic and diluted	$ 52,233	$ (5,360)	$ (10,174)
Denominator:			
Weighted average common shares outstanding - basic	67,406,233	71,072,933	72,040,623
Dilutive effect of unvested restricted shares (a)	119,702	—	—
Weighted average common shares outstanding - diluted	67,525,935	71,072,933	72,040,623
Basic and diluted earnings per common share:			
Net income (loss) per common share - basic	$ 0.77	$ (0.08)	$ (0.14)
Net income (loss) per common share - diluted	$ 0.77	$ (0.08)	$ (0.14)

(a) For the years ended December 31, 2021 and 2020, the Company has excluded the anti-dilutive effect of unvested restricted shares.

ATM Program

On March 7, 2022, the Company established an at-the-market equity offering program (the "ATM Program") through which the Company may sell from time to time up to an aggregate of $250.0 million of its common stock. In connection with the ATM Program, the Company may sell shares of its common stock to or through sales agents, or may enter into separate forward sale agreements with one of the agents, or one of their respective affiliates, as a forward purchaser. As of December 31, 2022, the Company has not sold any common stock under the ATM Program.

Share Repurchase Programs

On February 23, 2022, the Company established a share repurchase program (the "SRP") of up to $150.0 million of the Company's outstanding shares of common stock. The SRP may be suspended or discontinued at any time, and does not obligate the Company to repurchase any dollar amount or particular amount of shares. As of December 31, 2022, the Company has not repurchased any common stock under the SRP.

During the year ended December 31, 2021, the Company repurchased 755,643 shares of the Company's outstanding common stock at a price per share of $21.70, reflecting a 25% discount to an estimated Net Asset Value ("NAV") per share of $28.90 as of December 1, 2020 established by the Company's board of directors (the "Board").

Reverse Stock Split

On August 5, 2021, the Company effected a 1-for-10 reverse stock split of its common stock, reducing the number of shares of common stock outstanding from 712,090,283 to 71,261,403 shares on that date. Fractional shares resulted in the issuance of an additional 52,375 shares, which have been included in the total issued and outstanding shares for all periods presented. See *"Note 1. Organization"* for more information concerning the reverse stock split.

11. Stock-Based Compensation

Effective as of June 19, 2015, the Company's Board adopted the Incentive Award Plan, under which the Company may grant cash and equity incentive awards to eligible employees, directors, and consultants. The Company is authorized to grant up to 3,000,000 shares of the Company's common stock pursuant to awards under the Incentive Award Plan. As of December 31, 2022, 1,060,241 shares were available for future issuance under the Incentive Award Plan. Outstanding awards granted are categorized as either time-based awards, performance-based awards, or market-based awards. All awards are valued at fair value, earn dividends throughout the vesting period, and have no voting rights.

The following table summarizes the Company's significant assumptions used in the Monte Carlo simulation models:

	Year ended December 31, 2022
Volatility	33.89%
Risk free interest rate	0.79 % - 1.76%
Dividend Yield	3.24%

On February 18, 2021, the Board approved grants of time-based and performance-based RSUs under the Company's Incentive Award Plan at the most recent estimated NAV per share of $28.90 as of December 1, 2020.

On February 23, 2021, the Company announced the expected retirement of its President and Chief Executive Officer in August 2021, which resulted in accelerated recognition of certain stock-based compensation expenses. The Company also announced the appointment of certain executives in establishing a plan of succession. In connection with the appointments, the Board approved one-time grants of time-based RSUs under the Company's Incentive Award Plan at the most recent estimated NAV per share of $28.90 as of December 1, 2020.

The following table summarizes the Company's RSU activity during the years ended December 31, 2022, 2021, and 2020:

	Unvested Time-Based RSUs	Unvested Performance and Market-Based RSUs	Weighted Average Grant Date Price Per Share
Outstanding as of January 1, 2020	129,570	138,964	$31.40
Shares granted	125,579	248,434	$31.40
Shares vested	(114,434)	—	$31.40
Shares forfeited	(30,333)	(55,303)	$31.40
Outstanding as of December 31, 2020	110,382	332,095	$31.40
Shares granted	209,539	218,835	$28.90
Shares vested	(167,806)	—	$30.04
Shares forfeited	(13,880)	(79,562)	$30.73
Outstanding as of December 31, 2021	138,235	471,368	$30.12
Shares granted	127,862	396,338	$18.97
Shares vested	(135,491)	(76,520)	$29.36
Shares forfeited	(7,179)	(79,135)	$29.07
Outstanding as of December 31, 2022	123,427	712,051	$23.35

As of December 31, 2022, there was $8,302 of total unrecognized compensation expense related to unvested stock-based compensation arrangements that will vest through December 2024. The Company recognized stock-based compensation expense of $6,541, $9,116 and $4,449 for the years ended December 31, 2022, 2021 and 2020, respectively, as a part of general and administrative expenses.

12. Commitments and Contingencies

The Company is subject, from time to time, to various types of third-party legal claims or litigation that arise in the ordinary course of business, including, but not limited to, property loss claims, personal injury or other damages resulting from contact with the Company's properties. These claims and lawsuits and any resulting damages are generally covered by the Company's insurance policies. The Company accrues for legal costs associated with loss contingencies when these costs are probable and reasonably estimable. While the resolution of these matters cannot be predicted with certainty, based on currently available information, management does not expect that the final outcome of any pending claims or legal proceedings will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

Operating Lease Commitments

The Company has non-cancelable operating leases for office space used in its business.

The following table summarizes the Company's operating lease arrangements as of December 31, 2022 and 2021:

		As of			
	Balance Sheet Caption	December 31, 2022		December 31, 2021	
Operating lease ROU assets	Deferred costs and other assets, net	$	3,220	$	2,961
Operating lease ROU accumulated amortization	Deferred costs and other assets, net	$	(570)	$	(215)
Operating lease liabilities	Other liabilities	$	3,265	$	3,189

The following table summarizes the total lease cost, weighted-average lease terms and weighted-average discount rates of the Company's operating leases for the years ended December 31, 2022 and 2021:

	Statement of Operations and Comprehensive Income (Loss) Caption	Year ended December 31,			
		2022		2021	
Minimum operating lease payments	General and administrative	$	528	$	515
Variable operating lease payments	General and administrative		343		163
Short-term operating lease payments	General and administrative		97		174
Total lease cost		$	968	$	852

Weighted-average remaining lease term of operating leases	6.7 years	7.9 years
Weighted-average discount rate of operating leases	4.35 %	4.36 %

The following table reflects the Company's future minimum operating lease obligations as of December 31, 2022:

Scheduled minimum payments by year:	Future Minimum Lease Payments	
2023	$	565
2024		628
2025		511
2026		517
2027		529
Thereafter		1,308
Total expected minimum lease obligation		4,058
Less: Amount representing interest (a)		(793)
Present value of net minimum lease payments	$	3,265

(a) Interest includes the amount necessary to reduce the total expected minimum lease obligations to present value calculated at the Company's incremental borrowing rate.

13. Subsequent Events

In preparing its consolidated financial statements, the Company evaluated events and transactions occurring after December 31, 2022 through the date the financial statements were issued for recognition and disclosure purposes.

On January 18, 2023, the Company acquired the four remaining retail properties from IAGM for an aggregate purchase price of $222.3 million by acquiring 100% of the membership interests in each of IAGM's wholly owned subsidiaries. The Company assumed aggregate mortgage debt of $92.5 million and funded the remaining balance with its available liquidity. Subsequent to the transaction, IAGM proportionately distributed substantially all net proceeds from the sale, of which the Company's share was approximately $71.4 million. In connection with the foregoing, IAGM adopted a liquidation plan on January 11, 2023.

On February 6, 2023, the Company extinguished the $13.7 million mortgage payable secured by Renaissance Center with its available liquidity.

INVENTRUST PROPERTIES CORP.
Schedule III - Real Estate and Accumulated Depreciation
(amounts stated in thousands)

PROPERTY NAME Location	Encumbrance	Initial Cost (A)		Adjustments to Land Basis (B)	Adjustments to Basis (B)	Gross amount at which carried at end of period			Accumulated Depreciation (D,E)	Year Acquired
		Land	Buildings and Improvements			Land	Buildings and Improvements	Total (C)		
Antoine Town Center Houston, TX	$ —	$ 5,327	$ 14,333	$ —	$ 105	$ 5,327	$ 14,438	$ 19,765	$ 1,872	2020
Bay Landing Bonita Springs, FL	—	1,687	9,283	—	—	1,687	9,283	10,970	265	2022
Bear Creek Village Center Wildomar, CA	—	3,523	12,384	—	435	3,523	12,819	16,342	6,388	2009
Bent Tree Plaza Raleigh, NC	—	1,983	7,093	—	1,833	1,983	8,926	10,909	4,218	2009
Buckhead Crossing Atlanta, GA	—	7,565	27,104	—	1,299	7,565	28,403	35,968	14,407	2009
Campus Marketplace San Marcos, CA	—	26,928	43,445	55	747	26,983	44,192	71,175	9,414	2017
Cary Park Town Center Cary, NC	—	5,555	17,280	—	22	5,555	17,302	22,857	3,449	2017
Commons at University Place Durham, NC	—	3,198	17,909	—	34	3,198	17,943	21,141	2,444	2019
Coweta Crossing Newnan, GA	—	1,143	4,590	—	2	1,143	4,592	5,735	2,471	2009
Custer Creek Village Richardson, TX	—	4,750	12,245	—	1,260	4,750	13,505	18,255	6,351	2007
Eldorado Marketplace Frisco, TX	—	15,732	49,311	—	388	15,732	49,699	65,431	5,864	2019
Eldridge Town Center & Windermere Village Houston, TX	—	5,380	22,994	1,977	6,388	7,357	29,382	36,739	12,907	2005
Eastfield Village Charlotte, NC	—	2,327	14,321	—	—	2,327	14,321	16,648	108	2022
Garden Village San Pedro, CA	—	3,188	16,522	3,268	1,666	6,456	18,188	24,644	8,388	2009
Gateway Market Center St. Petersburg, FL	—	13,600	4,992	—	4,768	13,600	9,760	23,360	3,273	2010
Escarpment Village Austin, TX	26,000	19,641	51,763	—	—	19,641	51,763	71,404	1,890	2022
Kennesaw Marketplace Kennesaw, GA	—	12,587	51,860	—	462	12,587	52,322	64,909	8,408	2018
Kyle Marketplace Kyle, TX	—	6,076	48,220	711	578	6,787	48,798	55,585	9,032	2017
Lakeside & Lakeside Crossing Winter Park, FL	—	16,594	41,085	—	(116)	16,594	40,969	57,563	5,520	2019
Market at Westlake Westlake Hills, TX	—	1,200	6,274	(64)	(42)	1,136	6,232	7,368	3,165	2007

INVENTRUST PROPERTIES CORP.
Schedule III - Real Estate and Accumulated Depreciation
(amounts stated in thousands)

PROPERTY NAME Location	Encumbrance	Initial Cost (A) Land	Buildings and Improvements	Adjustments to Land Basis (B)	Adjustments to Basis (B)	Gross amount at which carried at end of period Land	Buildings and Improvements	Total (C)	Accumulated Depreciation (D,E)	Year Acquired
Northcross Commons Charlotte, NC	$ —	$ 7,591	$ 21,303	$ —	$ 680	$ 7,591	$ 21,983	$ 29,574	$ 4,864	2016
Old Grove Marketplace Oceanside, CA	—	12,545	8,902	—	309	12,545	9,211	21,756	2,233	2016
Pavilion at La Quinta LaQuinta, CA	—	15,200	20,947	—	1,722	15,200	22,669	37,869	10,996	2009
Peachland Promenade Port Charlotte, FL	—	1,742	6,502	4,158	9,336	5,900	15,838	21,738	2,685	2009
PGA Plaza Palm Beach Gardens, FL	—	10,414	75,730	—	904	10,414	76,634	87,048	11,885	2018
Plantation Grove Ocoee, FL	7,300	3,705	6,300	—	917	3,705	7,217	10,922	2,217	2014
Plaza Midtown Atlanta, GA	—	5,295	23,946	—	455	5,295	24,401	29,696	4,325	2017
Prestonwood Town Center Dallas, TX	—	22,055	22,140	—	456	22,055	22,596	44,651	1,508	2021
Renaissance Center Durham, NC	13,732	26,713	96,141	—	5,446	26,713	101,587	128,300	24,880	2016
Rio Pinar Plaza Orlando, FL	—	5,171	26,903	676	1,755	5,847	28,658	34,505	7,124	2015
River Oaks Santa Clarita, CA	—	24,598	88,418	—	1,531	24,598	89,949	114,547	16,290	2017
Riverview Village Arlington, TX	—	6,000	9,649	—	394	6,000	10,043	16,043	5,219	2007
Riverwalk Market Flower Mound, TX	—	5,931	23,922	—	727	5,931	24,649	30,580	5,475	2016
Rose Creek Woodstock, GA	—	1,443	5,630	—	524	1,443	6,154	7,597	2,968	2009
Sandy Plains Centre Marietta, GA	—	12,364	27,270	652	2,180	13,016	29,450	42,466	4,069	2018
Sarasota Pavilion Sarasota, FL	—	12,000	25,823	—	5,301	12,000	31,124	43,124	12,711	2010
Scofield Crossing Austin, TX	—	8,100	4,992	(576)	3,031	7,524	8,023	15,547	2,952	2007
Shops at Fairview Town Center Fairview, TX	—	7,299	25,233	—	624	7,299	25,857	33,156	3,167	2019
Shops at The Galleria Bee Cave, TX	—	52,104	75,651	—	3,173	52,104	78,824	130,928	19,036	2016
Shops at Arbor Trails Austin, TX	31,500	28,233	76,769	—	—	28,233	76,769	105,002	2,874	2022
Sonterra Village San Antonio, TX	—	5,150	15,095	(181)	889	4,969	15,984	20,953	3,932	2015

INVENTRUST PROPERTIES CORP.
Schedule III - Real Estate and Accumulated Depreciation
(amounts stated in thousands)

		Initial Cost (A)				Gross amount at which carried at end of period				
PROPERTY NAME Location	Encumbrance	Land	Buildings and Improvements	Adjustments to Land Basis (B)	Adjustments to Basis (B)	Land	Buildings and Improvements	Total (C)	Accumulated Depreciation (D,E)	Year Acquired
Southern Palm Crossing Royal Palm Beach, FL	$ —	$ 37,735	$ 49,843	$ (745)	$ 660	$ 36,990	$ 50,503	$ 87,493	$ 6,788	2019
Stevenson Ranch Stevenson Ranch, CA	—	29,519	39,190	—	324	29,519	39,514	69,033	9,388	2016
Suncrest Village Orlando, FL	8,400	6,742	6,403	—	11,302	6,742	17,705	24,447	1,781	2014
Sycamore Commons Matthews, NC	—	12,500	31,265	—	2,363	12,500	33,628	46,128	15,558	2010
Stone Ridge Market San Antonio, TX	—	8,935	38,754	—	—	8,935	38,754	47,689	—	2022
The Centre on Hugh Howell Tucker, GA	—	2,250	11,091	—	(4)	2,250	11,087	13,337	5,972	2007
The Parke Cedar Park, TX	—	9,271	83,078	—	1,337	9,271	84,415	93,686	16,224	2017
The Pointe at Creedmoor Raleigh, NC	—	7,507	5,454	—	55	7,507	5,509	13,016	1,446	2016
The Highlands of Flower Mound Flower Mound, TX	22,880	6,330	24,374	—	—	6,330	24,374	30,704	762	2022
The Shops at Town Center & Century Station Germantown, MD	—	19,998	29,776	—	933	19,998	30,709	50,707	6,366	2017
Thomas Crossroadas Newnan, GA	—	1,622	8,322	—	1,949	1,622	10,271	11,893	4,471	2009
Travilah Square Rockville, MD	—	8,964	39,836	—	355	8,964	40,191	49,155	4,530	2019
Trowbridge Crossing Sandy Springs, GA	—	2,366	7,808	—	311	2,366	8,119	10,485	799	2020
University Oaks Shopping Center Round Rock, TX	—	7,250	25,326	(170)	8,698	7,080	34,024	41,104	15,822	2010
Westfork Plaza & Paraiso Parc Pembroke Pines, FL	—	28,267	124,019	—	5,732	28,267	129,751	158,018	26,589	2017
Westpark Shopping Center Glen Allen, VA	—	7,462	24,164	(4)	5,071	7,458	29,235	36,693	6,643	2013
Windward Commons Alpharetta, GA	—	12,823	13,779	(171)	870	12,652	14,649	27,301	3,529	2016
Total corporate assets	—	—	—	—	2,998	—	2,998	2,998	1,449	-
Total	$ 109,812	$ 641,178	$ 1,722,756	$ 9,586	$ 103,137	$ 650,764	$ 1,825,893	$ 2,476,657	$ 389,361	
Construction in progress		—	—	—	5,005	—	5,005	5,005	—	
Total investment properties		$ 641,178	$ 1,722,756	$ 9,586	$ 108,142	$ 650,764	$ 1,830,898	$ 2,481,662	$ 389,361	

F-33

INVENTRUST PROPERTIES CORP.

Schedule III - Real Estate and Accumulated Depreciation
(amounts stated in thousands)

Notes to Schedule III

The aggregate cost of real estate owned at December 31, 2022 for federal income tax purposes was approximately $2,730,371 (unaudited).

(A) The initial cost to the Company represents the original purchase price of the asset, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.

(B) Cost capitalized subsequent to acquisition includes additional tangible costs associated with investment properties. Amount also includes impairment charges recorded subsequent to acquisition to reduce basis.

(C) Reconciliation of total investment properties:

	2022		2021		2020
Balance at January 1,	$	2,273,103	$ 2,221,689	$	2,204,891
Acquisitions and capital improvements		307,177	71,324		52,222
Disposals and write-offs of assets no longer in service		(98,618)	(19,910)		(35,424)
Balance at December 31,	$	2,481,662	$ 2,273,103	$	2,221,689

(D) Reconciliation of accumulated depreciation:

	2022		2021		2020
Balance at January 1,	$	350,256	$ 292,248	$	246,702
Depreciation expense		71,428	66,275		61,897
Disposal and write-offs of assets no longer in service		(32,323)	(8,267)		(16,351)
Balance at December 31,	$	389,361	$ 350,256	$	292,248

(E) Depreciation is computed based upon the following estimated lives:

Buildings and other improvements	15 - 30 years
Tenant improvements	Life of the lease
Furniture, fixtures and equipment	3 - 20 years

CORPORATE DIRECTORY

Board of Directors

PAULA SABAN
Director
Interim Execs

Chairperson Since 2017

Committee:
Compensation

STUART AITKEN
Chief Merchant and Marketing Officer
The Kroger Co.

Committees:
Audit
Nominating & Corporate Governance (Chair)

AMANDA BLACK
Managing Director and Portfolio Manager
JPL Asset Management

Committees:
Audit
Compensation

DANIEL J. ("DJ") BUSCH
President & Chief Executive Officer
InvenTrust Properties Corp.

THOMAS F. GLAVIN
Owner
Thomas F. Glavin & Associates, Inc.

Committees:
Audit (Chair)
Nominating & Corporate Governance

SCOTT A. NELSON
Principal
SAN Prop Advisors

Committee:
Compensation

SMITA N. SHAH
Founder & Chief Executive Officer
SPAAN Tech, Inc.

Committee:
Audit

MICHAEL A. STEIN
*Senior Vice President & Chief Financial Officer ***
ICOS Corporation

Committees:
Audit
Nominating & Corporate Governance

JULIAN WHITEHURST
*President & Chief Executive Officer ***
National Retail Properties, Inc.

Committee:
Compensation (Chair)

*** Retired**

InvenTrust Executive & Senior Management

DANIEL J. ("DJ") BUSCH
President
Chief Executive Officer

CHRISTY DAVID
Executive Vice President
Chief Operating Officer, General Counsel & Secretary

MIKE PHILLIPS
Executive Vice President
Chief Financial Officer and Treasurer

DAVID BRYSON
Senior Vice President
Chief Accounting Officer

MATT HAGAN
Senior Vice President
Asset Strategy

DAVID HEIMBERGER
Senior Vice President
Chief Investment Officer

JAMES PUZON
Senior Vice President
Corporate Finance & Portfolio Management

LAUREN SUVA
Senior Vice President
Chief Talent Officer





InvenTrust
Properties

CORPORATE OFFICE

3025 Highland Parkway | Suite 350
Downers Grove, IL 60515

630.570.0700
InvestorRelations@InvenTrustProperties.com